12/28




07028966

M E M O R A N D U M

TO: DOCUMENT CONTROL

FROM: Paul M. Dudek, Chief
          Office of International Corporate Finance
          Division of Corporation Finance

RE: INTERNATIONAL BANK RECORD DATA

FORM TYPE: AFDB

COMPANY NAME: African Development Bank

COMPANY
    ADDRESS:

COMPANY STATUS: ACTIVE A   BRANCH: ____

FILE NO.: 83- 00004   FISCAL YEAR: _____

(03/94)

AFRICAN DEVELOPMENT BANK
BANQUE AFRICAINE DE DEVELOPPEMENT

SECURITIES AND EXCHANGE COMMISSION (THE "COMMISSION")
WASHINGTON D.C 20549
PERIODIC REPORT

Pursuant to Sections 288.2(a) and 288.4 (a), (b) and (c) of Regulation AFDB adopted pursuant to Section 9(a) of the African Development Bank Act, the African Development Bank hereby submits the information described below.

QUARTER ENDED 30 SEPTEMBER 2007 (the "Quarter")
AFRICAN DEVELOPMENT BANK (the "Bank")
TUNIS, TUNISIA

1.	Information concerning any purchases or sales by the Bank of its primary obligations during the Quarter:

The Bank borrowed the following amounts under its Global Debt Issuance Facility:

DESCRIPTION	TYPE OF TRANSACTION	TRADE DATE	VALUE DATE	MATURITY DATE	AMOUNT IN CURRENCY	CALL DATE	DEALER
ZAR 60 Million Uridashi due 19 August 2010	Borrowing	10-Jul-07	15-Aug-07	19-Aug-10	ZAR 60,000,000	-	Dresdner Kleintwort
CAD 400 million Notes due 24 July 2012	Borrowing	10-Jul-07	24- Jul-07	24-Jul-12	CAD 400,000,000	-	Merrill Lynch/ Toronto Dominion
JPY 300 million PRDC Notes due 9 August 2017	Borrowing	17-Jul-07	8-Aug-07	9-Aug-2017	JPY 300,000,000	9-Aug-2008	Dresdner Kleinwort
JPY 600 million Notes due 23 Aug 2017	Borrowing	31-Jul-07	23-Aug-07	23-Aug-32	JPY 600,000,000	24-Aug-2010	Shinsei



The Bank redeemed in full the following amounts in respect of its primary obligations during the Quarter:

Description	Trade Date	Value Date	Maturity Date	Amount Redeemed	Call Date	Dealer
JPY 1 Billion Notes due 2035	21-Jun-2005	11-Jul-2005	11-Jul-2035	JPY 1,000,000,000	11-Jul-07	Citibank
JPY 10 Billion Notes due 17 July 2007	01-Jul-97	17-Jul-97	117-July-07	JPY 10,000,000,000	-	JP Morgan
JPY 1 Billion Notes due 2027	15-Jul-2002	1-Aug-2002	2-Aug-2002	JPY 1,000,000,000	1-Aug-07	Mizuho
JPY 600 Million FELN Notes due 2028	8-Jul-03	31-Jul-03	1-Aug-28	JPY 600,000,000	1-Aug-07	Goldman 1 Sachs
JPY 1 Billion PRDC Notes due 2033	15-Jul-03	5-Aug-03	5-Aug-33	1,000,000,000	1-Aug-07	Nomura International
JPY 500 Million PRDC Notes due 2033	16-Jul-03	4-Aug-03	4-Aug-33	500,000,000	44-Aug-07	Citigroup Global Markets
JPY 600 Million PRDC Notes due 2032	16-Apr-02	7-May-02	2-Aug-32	600,000,000	2-Aug-07	Mizuho Inter Plc.
JPY 1.6 Billion PRDC Notes due 2033	9-Jul-03	31-Jul-03	1-Aug-33	1,600,000,000	1-Aug-07	Mizuho Inter Plc.
JPY 600 Million PRDC Notes due 2033	9-JUL-03	8-AUG-03	1-Aug-33	600,000,000	1-Aug-07	Mizuho Inter Plc
JPY 1 Billion FX linked Notes due 2031	9-Jul-01	30-Jul-01	30-Jul-31	1,000,000,000	1-Aug-07	Daiwa
JPY 500 Million FX linked Notes due 2033	29-Jul-03	18-Aug-03	19-Aug-33	500,000,000	19-Aug-07	Goldman Sachs
JPY 500 Million PRDC Notes due 2019	30-Jul-04	23-Aug-04	23-Aug-19	500,000,000	23-Aug-07	Mitsubishi Securities

2.   Two copies of any material modifications or amendments during the Quarter of any exhibits (other than as described in the parenthetical in Section 288.2(a)(3) of Regulation AFDB) previously filed with the Commission under any statute:

No material modifications or amendments of any exhibits previously filed with the Commission under any statute were made during the Quarter.

3. Attached hereto please find two copies of the Bank's regular quarterly financial statements for the period ended 30 September 2007.

Pursuant to the requirement of Section 288.4(a) of Regulation AFDB, this Report has been signed on behalf of the African Development Bank by the undersigned who is a duly authorized officer thereof.

Yours faithfully,

Pierre Van Peteghem
Treasurer

AFRICAN DEVELOPMENT BANK   2007 DEC 28 P 12: 5 ADB/BD/IF/2007/243

23 November 2007

Prepared by: FFCO

Original: English/French

Probable Date of Board Presentation: Not Applicable	FOR INFORMATION

MEMORANDUM

TO   :   THE BOARD OF DIRECTORS

FROM :   Modibo I. TOURE
               Secretary General

SUBJECT: ADB FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2007*

In accordance with the Bank's Financial Regulations, I submit hereto, the Financial Statements of the African Development Bank for the nine months ended September 30, 2007.

Attach:

cc.   :   The President

* Questions on this document should be referred to:			
Mr. C.O. BOAMAH	Director	FFCO	Extension 2026
Mr. A.O. ODUKOMAIYA	Division Manager	FFCO.1	Extension 2105
Mr. N. NGWENYA	Chief Finance Officer	FFCO.1	Extension 3230

SCCD:CJL

ADB FINANCIAL STATEMENTS
SEPTEMBER 30, 2007 AND 2006

The financial highlights for the nine months ended September 30, 2007 are summarized below. The comparative financial statements and indicators for the nine months ended September 30, 2003 to 2007 are summarized in schedules **A** and **B** attached to this memorandum.

1.   Results of Operations

1.1   Net income before distribution approved by the Board of Governors for the nine months ended September 30, 2007 amounted to UA 177.37 million, a UA 49.94 million or 39.19% increase from the amount of UA 127.43 million reported in 2006. The increase in income before distribution is mainly due to a higher net gain on the fair value of derivatives and related borrowings as well as the lower provision for impairment on equity participations, loan principal and charges. Distribution of part of income approved by the Board of Governors included in the Income Statement for the nine months ended September 30, 2007 amounted to UA 110.41 million compared to UA 139.20 million in 2006.

1.2   Net operational income for the nine months ended September 30, 2007, amounted to UA 214.95 million compared to UA 160.42 million in 2006. Loan and investment income increased by UA 6.24 million and UA 21.69 million respectively. The increase in investment income, which was due mainly to overall higher yield and increase in average investment funds, was offset by a UA 37.50 million increase in interest expense. Income on investment in 2007 included an amount of UA 2.25 million earned on the investment in bond issued in a regional member country. Further, based on currently available information, an impairment of UA 2.89 million (US $ 4.50 million, approximately 9%) has been recognized in September 2007 on the Bank's investment of US $ 50 million in a commercial paper that matured on August 31, 2007 and has not been honored by the issuer, Golden Key, a troubled SIV–lite.

1.3   Borrowing expenses (including gains on valuation of derivatives and FVO on borrowings) for the nine months, ended September 30, 2007 amounted to UA 194.85 million, representing a 9.04% increase from borrowing expenses of UA 178.70 million for 2006.

1.4   A comparative summary of loan charges in arrears for six months and over is represented below:

(UA thousands)

Borrower	Arrears on Principal	Cumulative Charges in Arrears at	
	30/09/2007	30/09/2007	30/09/2006
COMOROS	5,489	7,614	7,129
C.A.REPUBLIC	-	-	2,051
COTE D'IVOIRE	218,339	111,187	80,401
LIBERIA	38,719	87,633	85,605
SEYCHELLES	-	-	10,506
SOMALIA	3,682	6,326	5,983
SUDAN	39,116	39,973	35,578
ZIMBABWE	137,242	96,962	85,095
PRIVATE	16,986	10,409	6,254
Total	**459,573**	**360,104**	**318,602**

1.5 Provision for impairment on charges receivable on loans and loan principal for the nine months ended
September 30, 2007 amounted to UA 24.66 million compared to a provision of UA 55.43 million in 2006. Cumulative impairment allowance on loan principal and charges receivables at September 30, 2007 amounted to UA 218.38 million and UA 240.88 million, respectively.

1.6 The impairment allowance on equity investments at September 30, 2007 comprised the following: 100% provision on BDEGL, NDBS, and Development Bank of Zimbabwe; and 30% on PTA Bank. Cumulative provision for impairment on all equity investments, including ADF, at September 30, 2007 amounted to UA 52.20 million.

1.7 Administrative expenses before management fees for the nine months ended September 30, 2007 and 2006 are made up of the following:

(UA thousands)

	2007		2006	
	UA	**%**	**UA**	**%**
Salaries	46,192	35.88	46,602	40.37
Benefits	37,030	28.76	33,997	29.45
Total Salaries & benefits	83,222	64.64	80,599	69.82
Other Personnel-related	7,525	5.84	4,567	3.96
Short-term staff	1,264	0.98	1,296	1.12
Consultancy	9,127	7.09	6,381	5.53
Total Manpower Expense	101,138	78.55	92,843	80.43
Missions	7,781	6.04	7,360	6.38
Furniture & Equipment	4,013	3.12	2,767	2.40
Occupancy	6,033	4.69	4,882	4.23
Communication	3,864	3.00	4,006	3.47
Others, net	5,923	4.60	3,581	3.09
Total Administrative Expenses	**128,752**	**100.00**	**115,439**	**100.00**

1.8 Total Bank group administrative expenses (excluding depreciation) increased by 11.53% from UA 115.44 million in 2006 to UA 128.75 million in 2007. The Bank's share of the total Bank group administrative expenses increased by UA 3.19 million or 11.42% from UA 27.94 million in 2006 to UA 31.13 million for 2007.

A summary of total expenses from all sources (i.e. from the Bank's administrative expense budget as well as from bilateral and other multilateral sources) is presented as Schedule C, for information only.

2. Financial Condition

2.1 Total investments (net of swaps and repos) including investments held to maturity, at September 30, 2007, amounted to UA 5,106.05 million compared to UA 4,772.33 million at September 30, 2006.

2.2 Loan disbursements for the nine months ended September 30, 2007 amounted to UA 732.48 million, representing an increase of 118.62 percent over the disbursements of UA 355.04 million made during the nine months ended September 30, 2006.

2.3 Borrowings outstanding as at September 30, 2007 amounted to UA 6,107.08 million compared to UA 5,490.79 million at September 30, 2006.

2.4 The Bank's reserves, increase by UA 67.74 million during the period from an amount of UA 2,305.48 million as at December 31, 2006 to UA 2,373.22 million as at September 30, 2007.

3. Selected Financial Indicators

See schedules A and B attached hereto.

4. Recommendation

The Board is invited to take note of the Financial Statements of the Bank for the nine months ended September 30, 2007.

Attchs.

AFRICAN DEVELOPMENT BANK

FINANCIAL HIGHLIGHTS

(Expressed in millions of UA)

NINE MONTHS ENDED SEPTEMBER 30,	2007	2006	2005	2004 **	2003 **
OPERATIONAL INCOME AND EXPENSES					
Income from loans	254.55	248.31	243.94	245.17	210.74
Income from investments and related derivatives	176.59	154.90	117.78	86.74	71.41
Total income from loans and investments	431.15	403.21	361.72	331.91	282.15
Borrowing expenses					
Interest and amortized issuance costs	(192.35)	(182.76)	(166.43)	(141.03)	(165.13)
Net interest on borrowing-related derivatives	(49.66)	(21.75)	1.88	-	-
Unrealized gain/(loss) on fair valued borrowings and related derivatives	22.80	16.03	(43.87)	143.38	-
Unrealized gain/(loss) on non fair valued borrowings and others	24.36	9.78	0.62	7.83	(3.41)
Provision for impairment on loan principal and charges receivables	(24.66)	(55.43)	17.94	(17.67)	(6.88)
Provision for equity investments	0.57	(37.19)	-	-	-
Provision for investments	(2.89)	-	-	-	-
Translation gains	(2.03)	6.81	8.25	-	-
Other income	7.66	21.72	14.73	8.38	0.81
Net operational income	214.95	160.42	194.82	332.80	107.54
Administrative expenses	(31.13)	(27.94)	(28.92)	(25.20)	(31.77)
Depreciation - Property, equipment and intangible assets	(3.93)	(4.54)	(5.13)	(4.40)	(3.99)
Sundry (expenses)/gains	(2.52)	(0.51)	3.00	(0.70)	0.01
Total other expenses	(37.58)	(32.99)	(31.05)	(30.30)	(35.75)
Income before distributions approved by the Board of Governors	177.37	127.44	163.77	302.50	71.79
Distribution of income approved by the Board of Governors	(110.41)	(139.20)	(144.00)	(114.64)	(56.95)
NET INCOME	66.96	(11.76)	19.77	187.86	14.84

FINANCIAL INDICATORS/RATIOS

	2007	2006	2005	2004	2003
Increase/(decrease) in Loan Income (%)	2.51	1.79	(0.50)	16.34	(34.73)
Increase in Investment Income (%)	14.00	31.52	35.79	21.47	32.02
Increase/(decrease) in Borrowings expense (%)	9.04	(14.01)	16.68	(14.59)	(18.43)
Increase /(decrease) in Other expenses (%)	13.92	6.22	2.49	(15.24)	33.25
Increase/(decrease) in Net operational income (%)	33.99	(17.66)	(41.46)	209.47	(40.31)
Loan income/Borrowing expense ratio	1.31	1.39	1.17	1.74	1.28
Increase/(decrease) in income before transfers (%)	39.18	(22.18)	(45.86)	321.37	(53.18)
Interest coverage ratio (1.25x)*	1.73	1.62	2.00	3.14	1.43

* Indicative parameters

Slight differences may occur in totals due to rounding

** The information presented above for 2004 and prior years have not been restated.

AFRICAN DEVELOPMENT BANK
FINANCIAL HIGHLIGHTS
(Expressed in millions of UA)

				**	**
BALANCE SHEETS AS AT SEPTEMBER 30	2007	2006	2005	2004	2003
ASSETS					
Due from banks	81.01	62.62	18.05	87.23	150.48
Demand obligations	3.80	3.80	3.80	3.80	3.80
Treasury Investments	5,018.67	5,544.53	5,101.42	5,365.96	3,918.27
Investments in debt instruments issued in RMC	94.29	-	-	-	-
Derivative asset	388.83	304.14	410.16	250.49	282.59
Non-negotiable instruments	15.55	21.05	26.04	35.27	45.51
Accounts receivable	504.57	510.32	527.68	829.59	225.89
Outstanding loans	5,644.66	5,183.75	5,393.64	5,510.56	5,643.22
Accumulated provision for loan losses	(218.38)	(218.62)	(194.78)	(177.17)	(497.99)
Equity participations, net	129.36	125.11	160.93	167.03	165.42
Other assets	15.18	16.21	16.14	18.76	19.77
	11,677.53	**11,552.91**	**11,463.07**	**12,091.52**	**9,956.96**

LIABILITIES, CAPITAL & RESERVES					
Accounts payable	484.85	480.59	480.43	731.85	174.06
Securities sold under agreements to repurchase and payable for cash collateral received	6.91	772.20	641.78	1,112.70	-
Derivative liability	539.80	421.88	406.02	357.56	327.40
Borrowings	6,107.08	5,490.79	5,638.36	5,466.99	5,971.48
Capital	2,323.25	2,287.13	2,243.79	2,195.67	2,153.00
Cumulative exchange adjustment on subscriptions	(157.57)	(154.30)	(149.59)	(145.12)	(144.04)
Reserves	2,373.22	2,254.62	2,202.29	2,823.56	1,934.30
Cumulative currency translation adjustment reserve	-	-	-	(451.69)	(459.24)
	11,677.53	**11,552.91**	**11,463.07**	**12,091.52**	**9,956.96**

FINANCIAL INDICATORS/RATIOS

	2007	2006	2005	2004	2003
Average return on liquid funds(%)	4.13	3.82	3.28	2.12	2.34
Average cost of borrowings(%)	4.34	4.17	4.91	3.52	3.88
Average return on loans(%)	6.21	6.19	5.90	5.70	4.60
Total debt/Total callable capital(%) (80.00)*	31.57	28.23	28.69	28.08	31.33
Senior debt/Callable capital of non borrowing member (%) (80.00)*	63.87	55.98	57.54	55.27	60.74
Debt/Equity ratio(%)	135.01	125.75	132.03	122.79	181.75
Total Debt/Usable capital %	55.18	55.58	57.39	45.39	64.77
Reserve/Loan ratio (15.00%)*	50.18	52.06	48.03	45.77	33.10
Reserve/Debt ratio (%)	38.86	41.06	39.06	43.39	24.70
Disbursements (UA millions)	732.48	355.04	389.38	433.63	530.88

* Indicative parameters

Slight differences may occur in totals due to rounding

** The information presented above for 2004 and prior years have not been restated.

AFRICAN DEVELOPMENT BANK GROUP
(with Bilateral & Multilateral Sources)
FINANCIAL HIGHLIGHTS - SEPTEMBER, 2007
Summary of Administrative Expense
(For All Company Codes)
Amounts in thousands of UA

ANNEX C

Company Codes	ADB Admin. Budget 2006	ADF 2100	NTF 2200	TOTAL ADB Group	7010	7020	7030	7040	7050	7060	7070	7080	7090	7110	5600	5700	TOTAL	%	TOTAL ALL SOURCES
PART I - PERSONNEL EXPENSES																			
Salaries	46,192			46,192	19	62	151	-	107	163	-	-	-	-	98	-	600	1.28	46,792
Benefits	37,030			37,030	27	12	42	-	21	8	-	-	-	-	23	-	132	0.36	37,162
Other Personnel-related	7,525			7,525	22	-	7	-	-	-	-	-	-	-	-	-	29	0.39	7,554
Short-term staff	1,264			1,264	-	-	-	-	-	-	-	-	-	-	-	-	-	-	1,264
Consultancy	9,127			9,127	1,693	451	2,508	114	48	71	46	-	450	217	354	-	5,952	39.47	15,079
Total Personnel Expenses	101,138	-	-	101,138	1,761	525	2,708	114	176	242	46	-	450	217	475	-	6,713	6.22	107,851
PART II - GENERAL EXPENSES																			
Missions	7,781			7,781	-	-	-	-	-	-	-	-	-	-	26	-	28	0.36	7,809
Furniture and Equipment	4,013			4,013	-	-	-	-	-	-	-	-	-	-	-	-	-	-	4,013
Occupancy	6,033			6,033	40	0	190	-	1	-	-	-	4	-	39	-	274	4.35	6,307
Communication	3,864			3,864	-	-	3	-	-	-	-	-	-	-	-	-	3	0.00	3,867
Other, net [Note 2]	5,923			5,923	69	75	1,028	-	1	(1)	6	-	92	-	114	-	1,384	18.94	7,307
Total General Expenses	27,614	-	-	27,614	109	75	1,221	-	2	(1)	6	-	96	-	181	-	1,689	5.76	29,303
TOTAL ADMINISTRATIVE EXPENSES	128,752	-	-	128,752	1,870	600	3,929	114	178	241	52	-	546	217	656	-	8,403		137,154
Cost Sharing	(97,620)	95,583	2,037	-															
Administrative Expenses (after Cost Sharing)	31,132	95,583	2,037	128,752															
% Distribution of Admin. Expenses by Source	22.70	69.69	1.48	93.87	1.36	0.44	2.86	0.08	0.13	0.18	0.04	-	0.40	0.16	0.48	-	6.13	100.00	

Notes:
1 - Bilateral and Multilateral Sources
7010 - Euro Based Bilateral Grants
7020 - USD Based Bilateral Grants
7030 - USD Based Multilateral Grants
7040 - Canadian Grants
7050 - Denmark Grants
7060 - NORAD / Norway Grants
7070 - Sweden Grants
7080 - Switzerland Grants
7090 - Japanese Grants
7110 - United Kingdom Grants
5600 - Africa Water Facility Fund
5700 - Fund for Africa Private Sector

2 - Other, net
"Other, net" comprises primarily expenses incurred for regional member country training in
company codes 7010 & 7030. For company 7090, this line item represents disbursements
under the Japanese Fellowship program.

African Development Bank

Financial Statements for the nine months ended
September 30, 2007 and 2006

Page

African Development Bank

Page 1

BALANCE SHEET
AS AT SEPTEMBER 30, 2007 AND 2006
(UA thousands - Note B)

ASSETS	2007	2006	LIABILITIES & EQUITY	2007	2006
CASH	81,012	62,621	ACCOUNTS PAYABLE		
			Accrued financial charges	281,963	209,180
DEMAND OBLIGATIONS	3,800	3,800	Other accounts payable	202,887	271,412
				484,850	480,592
INVESTMENTS (Note D)					
Treasury investments	5,018,666	5,544,530			
Investments in debt instruments issued in RMC	94,286	-	SECURITIES SOLD UNDER AGREEMENTS TO		
			REPURCHASE AND PAYABLE FOR CASH		
DERIVATIVE ASSETS (Note E)	388,826	304,140	COLLATERAL RECEIVED (Note D)	6,906	772,199
NON-NEGOTIABLE INSTRUMENTS			DERIVATIVE LIABILITIES (Note E)	539,796	421,830
ON ACCOUNT OF CAPITAL (Note F)	15,548	21,049			
ACCOUNTS RECEIVABLE			BORROWINGS (Note I)		
Accrued income and charges receivable on loans	475,980	447,574	Borrowings at fair value	5,123,917	4,452,645
Less : Accumulated provision for impairment	(240,878)	(225,309)	Borrowings at amortized cost	983,165	1,038,149
	235,102	222,265		6,107,082	5,490,794
Other accounts receivable	269,467	288,060			
	504,569	510,325			
LOANS (Note G)			EQUITY (Note J)		
Disbursed and outstanding loans	5,644,659	5,183,751	Capital		
Less Accumulated provision for impairment	(218,381)	(218,621)	Subscriptions paid	2,323,246	2,287,130
	5,426,278	4,965,130	Cumulative Exchange Adjustment on Subscriptions	(157,566)	(154,298)
EQUITY PARTICIPATIONS (Note H)				2,165,680	2,132,832
Investment in associate - ADF	64,284	60,456			
Other equity investments	65,083	64,655			
	129,367	125,111	Retained earnings	2,372,302	2,245,904
OTHER ASSETS			Fair value gains on available-for-sale investments	913	8,710
Property, equipment and intangible assets	14,516	15,510	Total reserves	2,373,215	2,254,614
Miscellaneous	661	695	Total equity	4,538,895	4,387,446
	15,177	16,205			
TOTAL ASSETS	11,677,529	11,552,911	TOTAL LIABILITIES & EQUITY	11,677,529	11,552,911

The accompanying notes to the financial statements form part of this statement.

INCOME STATEMENT
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2007 AND 2006
(UA thousands - Note B)

	2007	2006
OPERATIONAL INCOME & EXPENSES		
Income from loans (Note K)	254,552	248,314
Income from investments and related derivatives (Note K)	176,594	154,904
Total income from loans and investments	431,146	403,218
Borrowing expenses (Note L)		
Interest and amortized issuance costs	(192,352)	(182,764)
Net interest on borrowing-related derivatives	(49,664)	(21,748)
Unrealized gain on fair-valued borrowings and related derivatives	22,799	16,025
Unrealized gain on non fair-valued borrowings and others	24,363	9,783
Provision for impairment (Note G)		
Loan principal	(5,455)	(25,504)
Loan charges	(19,206)	(29,929)
Provision for impairment on equity investments	568	(37,186)
Provision for impairment on investments	(2,893)	-
Translation gains	(2,028)	6,810
Other income	7,668	21,717
Net operational income	214,946	160,422
OTHER EXPENSES		
Administrative expenses (Note M)	(31,132)	(27,937)
Depreciation - Property, equipment and intangible assets	(3,931)	(4,545)
Sundry expenses	(2,515)	(514)
Total other expenses	(37,578)	(32,996)
Income before distributions approved by the Board of Governors	177,367	127,426
Distribution of income approved by the Board of Governors (Note N)	(110,410)	(139,200)
NET INCOME/(LOSS)	**66,957**	**(11,774)**

The accompanying notes to the financial statements form part of this Statement.

STATEMENT OF RECOGNIZED INCOME AND EXPENSE
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2007 AND 2006
(UA thousands - Note B)

	2007	2006
Gain on available for-sale-investments taken to equity	777	-
Net income recognized directly in equity	777	-
Net income /(loss) for the period	66 957	(11 774)
TOTAL RECOGNIZED INCOME /(LOSS) FOR THE PERIOD	**67 734**	**(11 774)**

The accompanying notes to the financial statements form part of this Statement.

African Development Bank

STATEMENT OF CASH FLOWS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2007 AND 2006
(UA thousands - Note B)

	2007	2006
Cash flows from:		
Operating activities:		
Net income	66,957	(11,774)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	3,931	4,545
Provision for loan impairment on loan principal and charges	24,661	55,433
Unrealized losses on investments and related derivatives	-	1,299
Amortization of discount or premium on held-to-maturity investments	(5,454)	3,779
Provision for impairment on investments	2,893	-
Amortization of borrowing issuance costs	2,151	864
Unrealized gain on borrowings	6,416	(47,411)
Provision for impairment on equity investments	(568)	37,186
Translation gains	2,028	(6,810)
Share of profits in associate	(207)	(275)
Net movements in derivatives	(109,090)	75,844
Changes in accrued income on loans	16,546	(15,849)
Changes in accrued financial charges	(46,436)	(40,646)
Changes in other receivables and payables	(19,328)	62,853
Net cash (used in)/ provided by operating activities	(55,500)	119,038
Investing, lending and development activities:		
Disbursements on loans	(732,476)	(335,044)
Repayments of loans	391,914	643,736
Investments maturing after 3 months of acquisition:		
Held-to-maturity portfolio	(68,967)	7,632
Trading portfolio	399,196	(308)
Investment in debt instrument issued in R.M.C	(92,801)	-
Changes in other assets	(4,154)	(3,772)
Equity participations movement	(11,593)	3,378
Net cash (used in) provided by investing, lending and development activities	(118,881)	315,622
Financing activities:		
New issues on borrowings	664,885	213,206
Repayments on borrowings	(400,691)	(536,019)
Net cash from capital subscriptions	22,664	25,435
Net cash provided by (used in) financing activities	286,858	(297,378)
Effect of exchange rate changes on:		
Cash and cash equivalents	(7,929)	4,216
Increase in cash and cash equivalent	104,548	141,497
Cash and cash equivalents at the beginning of the year	705,890	592,015
Cash and cash equivalents at the end of the period	810,438	733,513
Composed of:		
Investments maturing within 3 months of acquisition		
Held-to-maturity portfolio	9,046	96,466
Trading portfolio	727,287	1,346,625
Securities sold under agreements to repurchase and payable		
for cash collateral received	(6,906)	(772,199)
Cash	81,011	62,621
Cash and cash equivalents at the end of the period	810,438	733,513
Supplementary disclosure:		
Movement resulting from exchange rates:		
Loans	(37,483)	41,903
Borrowings	(13,906)	(154,309)
Currency swaps	12,479	(67,875)

The accompanying notes to the financial statements form part of this Statement.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2007 AND 2006

NOTE A – OPERATIONS AND AFFILIATED ORGANIZATIONS

The African Development Bank (ADB or the Bank) is a multilateral development finance institution dedicated to the economic and social progress of its regional member states. The Bank finances development projects and programs in its regional member states, typically in co-operation with other national or international development institutions. In furtherance of this objective, the Bank participates in the selection, study and preparation of projects contributing to such development and, where necessary, provides technical assistance.

The Bank also promotes investments of public and private capital in projects and programs designed to contribute to the economic and social progress of the regional member states. The activities of the Bank are complemented by those of the African Development Fund (ADF or the Fund), which was established by the Bank and certain countries; and the Nigeria Trust Fund (NTF), which is a special fund administered by the Bank. Notably, the ADB, ADF, and NTF each have separate and distinct assets and liabilities. There is no recourse to the ADB for obligations in respect of any of the ADF or NTF liabilities. The ADF was established to assist the Bank in contributing to the economic and social development of the Bank's regional members, to promote co-operation and increased international trade particularly among the Bank's members, and to provide financing on concessional terms for such purposes.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Bank's financial statements are prepared in accordance with International Financial Reporting Standards (IFRS) promulgated by the International Accounting Standards Board. The financial statements have been prepared under the historical cost convention except for certain financial assets and financial liabilities that are carried at fair value.

The significant accounting policies employed by the Bank are summarized below.

Revenue recognition
Interest income is accrued on a time basis and recognized based on the effective interest rate for the time such instrument is outstanding and held by the Bank. The effective interest rate is the rate that discounts the estimated future cash flows through the expected life of the financial asset to the asset's net carrying amount.

Income from investments includes realized and unrealized gains and losses on trading financial instruments.

Dividends relating to investments in equity are recognized when the Bank's right to receive payment is established.

Functional and presentation currencies
Although the Bank conducts its operations in the currencies of its member countries, as a result of the application of IAS 21 revised, "The Effects of Changes in Foreign Exchange Rates", the Bank prospectively changed its functional currency from the currencies of all its member countries to the Unit of Account (UA) effective January 1, 2005. The UA is also the currency in which the financial statements are presented. The value of the Unit of Account is defined in Article 5.1 (b) of the Agreement Establishing the Bank (the Agreement) as equivalent to one Special Drawing Right (SDR) of the International Monetary Fund (IMF) or any unit adopted for the same purpose by the IMF.

Currency translation

Income and expenses are translated to UA at the rates prevailing on the date of the transaction. Monetary assets and liabilities are translated into UA at rates prevailing at the balance sheet date. The exchange rates used in translating currencies to the UA at the balance sheet date are listed in Note Q under supplementary disclosures. Non-monetary assets and liabilities are translated into UA at historical rates. Translation differences are included in the determination of net income. Capital subscriptions are recorded in UA at the rates prevailing at the time of receipt. The translation difference relating to payments of capital subscriptions is reported in the financial statements as the Cumulative Exchange Adjustment on Subscriptions (CEAS). This is composed of the difference between the UA amount at the predetermined rate and the UA amount using the rate at the time of receipt. When currencies are converted into other currencies, the resulting gains or losses are included in the determination of net income.

Member Countries' Subscriptions

Although the Agreement establishing the ADB allows for a member country to withdraw from the Bank, no member has ever withdrawn its membership voluntarily, nor has any indicated to the Bank that it intends to do so. Moreover, there is a significant financial disincentive to withdrawing membership. The stability in the membership reflects the fact that the members are independent African and non-African countries, and that the purpose of the Bank is to contribute to the sustainable economic development and social progress of its regional member countries individually and jointly.

In the unlikely event of a withdrawal by a member, the Bank shall arrange for the repurchase of the former member's shares. The Bank may partially or fully offset amounts due for shares purchased against the member's liabilities on loans and guarantees due to the Bank. The repurchase price of the shares is the value shown by the books of the Bank on the date the country ceases to be a member, hereafter referred to as "the termination date". The former member would remain liable for direct obligations and contingent liabilities to the Bank for so long as any parts of the loans or guarantees contracted before the termination date are outstanding.

Were a member to withdraw, the Bank may set the dates in respect of payments for shares repurchased. If, for example, paying a former member would have adverse consequences for the Bank's financial position, the Bank could defer payment until the risk had passed, and indefinitely if appropriate. Further, shares that become unsubscribed for any reason may be offered by the Bank for purchase by eligible member countries, based on the share transfer rules approved by the Board of Governors. In any event, no payments shall be made until six months after the termination date. If the Bank were to terminate its operations within six months of the termination date, all liabilities of the Bank would first be settled out of the assets of the Bank and then, if necessary, out of members' callable capital, before any distribution could be made to any member country, including the withdrawing member.

If at a date subsequent to the termination date, it becomes evident that losses may not have been sufficiently taken into account when the repurchase price was determined, the former member may be required to pay, on demand, the amount by which the repurchase price of the shares would have been reduced had the losses been taken into account when the repurchase price was determined. In addition, the former member remains liable on any call, subsequent to the termination date, for unpaid subscriptions, to the extent that it would have been required to respond if the impairment of capital had occurred and the call had been made at the time the repurchase price of its shares was determined.

Employee benefits
1) Pension obligations
The Bank operates a contributory defined benefit pension plan for its employees. The Staff Retirement Plan (SRP) provides benefit payments to participants upon retirement. A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation. An actuarial valuation of the cost of providing benefits for the SRP is determined using the Projected Unit Credit Method. Upon reaching retirement age, pension is calculated based on the average remuneration for the final six years of pensionable service and the pension is subject to annual inflationary adjustments. Actuarial gains and losses are recognized immediately in retained earnings in the year they occur. Past service cost is recognized immediately to the extent that benefits are already vested, and otherwise, is amortized on a straight-line basis over the average period until the benefits become vested. The pension liability is recognized as part of other accounts payable in the balance sheet. The liability represents the present value of the Bank's defined benefit obligations, net of the fair value of plan assets and unrecognized actuarial gains and losses.

2) Post-employment medical benefits
The Bank operates a contributory defined Medical Benefit Plan (MBP), which provides post-employment healthcare benefits to eligible former staff, including retirees. Membership of the MBP includes both staff and retirees of the Bank. The entitlement to the post-retirement healthcare benefit is usually conditional on the employee remaining in service up to retirement age and the completion of a minimum service period. The expected costs of these benefits derive from contributions from plan members as well as the Bank and are accrued over the period of employment and during retirement. Contributions by the Bank to the MBP are charged to expenses and included in the statement of income and expenses. The MBP Board, an independent Board created by the Bank, determines the adequacy of the contributions and is authorized to recommend changes to the contribution rates of both the Bank and plan members.

Financial instruments

Financial assets and financial liabilities are recognized on the Bank's balance sheet when the Bank assumes related contractual rights or obligations.

1) Financial assets

The Bank classifies its financial assets in the following categories: financial assets at fair value through profit or loss; loans and receivables; held-to-maturity investments; and available-for-sale financial assets. Management determines the classification of its investments at initial recognition.

i) Financial assets at fair value through profit or loss
All trading assets are carried at fair value through the income statement. The investments in the trading portfolio are acquired principally for the purpose of selling in the short term. Derivatives are also categorized as held-for-trading.

ii) Loans and receivables
The Bank has classified demand obligations, accrued income and receivables from loans and investments and other sundry amounts as receivables. Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when the Bank provides money, goods or services directly to a debtor with no intention of trading the receivable. Accrued income and receivables include accrued interest on derivatives.

iii) Held-to-maturity investments

The Bank has classified its investments in certain debt securities as held-to-maturity. Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Bank's management has the positive intention and ability to hold to maturity. Held-to-maturity investments are subsequently measured at amortized cost.

iv) Available-for-sale financial assets

The Bank has classified equity investments over which it does not have control or significant influence as available-for-sale. Investments in bonds issued in Regional Member Countries (RMC) are also classified as available -for-sale. Available -for-sale investments are those intended to be held for an indefinite period of time, and may or may not be sold in the future.

v) Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, demand deposits and other short-term highly liquid investments that are readily convertible to a known amount of cash, are subject to insignificant risk of changes in value and have a time to maturity upon acquisition of three months or less.

Purchases and sales of financial assets at fair value through profit or loss, held-to-maturity and available-for-sale investments are recognized on a trade-date basis, which is the date on which the Bank commits to purchase or sell the asset. Loans are recognized when cash is advanced to the borrowers. Financial assets not carried at fair value through profit or loss are initially recognized at fair value plus transaction costs. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or where the Bank has transferred substantially all risks and rewards of ownership.

Loans and receivables as well as held-to-maturity investments are carried at amortized cost using the effective interest method. Available-for-sale financial assets and financial assets at fair value through profit or loss are carried at fair value. Gains and losses arising from changes in the fair value of the financial assets at fair value through profit or loss category are included in the income statement in the period in which they arise. Gains and losses arising from changes in the fair value of available-for-sale financial assets are recognized directly in equity, until the financial asset is derecognized or impaired at which time the cumulative gain or loss previously recognized in equity is recognized in profit or loss. Accrued interest on financial assets is included in other accounts receivable.

2) Financial liabilities

i) Borrowings

In the ordinary course of its business, the Bank borrows funds in the major capital markets for lending and liquidity purposes. The Bank issues debt instruments denominated in various currencies, with differing maturities at fixed or variable interest rates. The Bank's borrowing strategy is driven by three major factors, namely: timeliness in meeting cash flow requirements, optimizing asset and liability management with the objective of mitigating exposure to financial risks, and providing cost-effective funding. In addition to long and medium-term borrowings, the Bank also undertakes short-term borrowing for cash and liquidity management purposes only. Borrowings not designated at fair value through profit or loss are carried on the balance sheet at amortized cost with interest expense determined using the effective interest method. When these borrowings contain embedded derivatives that require bifurcation, the embedded derivatives are separated from the borrowing contract and carried on the balance sheet at fair value. Borrowing expenses are recognized in profit or loss and include the amortization of issuance costs, discounts and premiums, which is determined using the effective interest method. The unamortized balance of

the issuance costs is netted off against borrowings in the balance sheet. Certain of the Bank's borrowings have been obtained from the governments of some member countries of the Bank and are interest free. In accordance with IAS 20 – "Accounting for Government Grants and Disclosure of Government Assistance", the benefit of borrowing at subsidized rates from member countries' governments has not been recognized through the imputation of interest expense in the financial statements.

ii)   Financial liabilities at fair value through profit or loss

This category has two sub-categories: financial liabilities held-for-trading, and those designated at fair value through profit or loss at inception. Derivatives are categorized as held-for-trading. The Bank primarily applies fair value designation to borrowings which have been swapped into floating-rate debt using derivative contracts. In these cases, the designation of the borrowing at fair value through profit or loss is made in order to significantly reduce an accounting mismatch which would otherwise have arisen if the borrowings were carried on the balance sheet at amortized cost while the related swaps are carried on the balance sheet at fair value.

iii)   Other liabilities

All financial liabilities that are not derivatives or designated at fair value through profit or loss are recorded at amortized cost. The amounts include accrued finance charges on borrowings and other accounts payable.

Financial liabilities are derecognized when they are discharged or cancelled or when they expire.

Derivatives

The Bank uses derivative instruments in its portfolios for asset/liability management, cost reduction, risk management and hedging purposes. These instruments include currency swaps and interest rate swaps. The derivatives on borrowings are used to modify the interest rate or currency characteristics of the borrowings portfolio linked to the related borrowings at inception, and remain so throughout the terms of the contracts. The interest component of these derivatives is disclosed as borrowing cost over the life of the derivative contract and included in the income statement.

Although IAS 39 allows special hedge accounting for certain qualifying hedging relationships, the application of such special hedge accounting criteria does not make fully evident the asset/liability and risk management strategy of the Bank and would result in inconsistent treatment of similar hedged instruments. Therefore, the Bank has elected not to designate any qualifying hedging relationships, but rather classifies all derivatives as held-for-trading at fair value, with all changes in fair value recognized in the income statement.

Derivatives embedded in other financial instruments or other non-financial host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of the host contract and the host contract is not carried at fair value with unrealized gains or losses reported in profit or loss. Such derivatives are stripped from the host contract and measured at fair value with unrealized gains and losses reported in profit or loss.

Impairment of financial assets

1) Assets carried at amortized cost

The Bank first assesses whether objective evidence of impairment exists individually for financial assets. If the Bank determines that no objective evidence of impairment exists for an individually assessed financial asset, that asset is included in a group of financial assets with similar credit

characteristics and collectively assessed for impairment. Assets that are individually assessed for impairment and for which an impairment loss is or continues to be recognized are not included in a collective assessment of impairment. A financial asset or a group of financial assets is impaired and impairment losses are incurred if, and only if, there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a 'loss event') and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated. Objective evidence that a financial asset or group of assets is impaired includes observable data that comes to the attention of the Bank.

If the Bank determines that there is objective evidence that an impairment loss on loans and receivables or held-to-maturity investments carried at amortized cost has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate. For sovereign-guaranteed loans, the estimated impairment arises from delays that may be experienced in receiving amounts due. For non-sovereign-guaranteed loans, the impairment reflects management's best estimate of the non-collectibility, in whole or in part, of amounts due as well as delays in the receipt of such amounts.

The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognized in the income statement. If a loan or held-to-maturity investment has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate determined under the contract.

Interest and charges are accrued on all loans including those in arrears.

2) Available-for-sale assets

The Bank assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. For available-for-sale equity instruments carried at fair value, a significant or prolonged decline in the fair value of the security below its cost is considered in determining whether the assets are impaired. If any such evidence exists for available-for-sale equity instruments carried at fair value, the cumulative loss, which is measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in profit or loss is reclassified from equity to profit or loss in the income statement. Impairment losses recognized in the income statement on available-for-sale equity instruments carried at fair value are reversed through equity.

If there is objective evidence that an impairment loss has been incurred on an available-for-sale equity instrument that is carried at cost because its fair value cannot be reliably measured, the amount of impairment loss is measured as the difference between the carrying amount of the impaired instrument and the present value of estimated future cash flows from the instrument discounted at the current market rate of return for a similar equity instrument. Once recognized, impairment losses on these equity instruments carried at cost are not reversed.

Offsetting financial instruments

Financial assets and liabilities are offset and the net amount reported in the balance sheet when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

Fair value disclosure

The fair values of quoted investments in active markets are based on current bid prices. For financial assets with inactive markets or unlisted securities, the Bank establishes fair value by using valuation techniques that incorporate the maximum use of market data inputs. These include the use of recent arm's length transactions, discounted cash flow analysis, option pricing models and other valuation techniques commonly used by market participants. Financial instruments for which market quotations are not readily available have been valued using methodologies and assumptions that necessarily require the use of subjective judgments. Accordingly, the actual value at which such financial instruments could be exchanged in a current transaction or whether they are actually exchangeable is not readily determinable. Management believes that these methodologies and assumptions are reasonable, however, the values actually realized in a sale might be different from the fair values disclosed.

The methods and assumptions used by the Bank in estimating the fair values of financial instruments are as follows:

Cash: The carrying amount is the fair value.

Investments: Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Borrowings: The fair values of the Bank's borrowings are based on market quotations when possible or valuation techniques based on discounted cash flow models using LIBOR market-determined discount curves adjusted by the Bank's credit spread. Credit spreads are obtained from market data as well as indicative quotations received from certain counterparties for the Bank's new public bond issues. The Bank also uses systems based on industry standard pricing models and valuation techniques to value borrowings and their associated derivatives. The models use market-sourced inputs such as interest rates, yield curves, exchange rates and option volatilities. Valuation models are subject to internal and periodic external reviews.

Equity investments: The underlying assets of entities in which the Bank has equity investments carried at fair value are periodically fair valued both by fund managers and independent valuation experts using market practices. The fair value of investments in listed enterprises is based on the latest available quoted bid prices. The fair value of investments in unlisted entities is assessed using appropriate methods, for example, discounted cash flows. The fair value of the Bank's equity participations is estimated as the Bank's percentage ownership of the net asset value of the funds.

Derivative financial instruments: The fair values of derivative financial instruments are based on market quotations when possible or valuation techniques that use market estimates of cash flows and discount rates. The Bank also uses tools based on industry standard pricing models and valuation techniques to value derivative financial instruments. The models use market-sourced inputs such as interest rates, yield curves, exchange rates and option volatilities. All financial models used for valuing the Bank's financial instruments are subject to both internal and periodic external reviews.

Loans: The Bank does not sell its loans, nor does it believe there is a comparable market for its loans. The fair value of loans reported in these financial statements represents management's best estimates of the present value of the expected cash flows of these loans. For multi-currency and single currency fixed rate loans, fair values are estimated using a discounted cash flow model based on the year-end variable lending rate in that currency, adjusted for impairment. For all loans not impaired, fair value adjustments are made to reflect expected loan losses.

Day one profit and loss
The best evidence of the fair value of a financial instrument at initial recognition is the transaction price (i.e. the fair value of the consideration given or received). A gain or loss may only be recognized on initial recognition of a financial instrument if the fair value of that instrument is evidenced by comparison with other observable current market transactions in the same instrument (i.e. without modification or repackaging) or based on a valuation technique whose variables include only data from observable markets. On initial recognition, a gain or loss may not be recognized when using a valuation technique that does not incorporate data solely from observable markets.
The Bank only recognizes gains or losses after initial recognition to the extent that they arise from a change in a factor (including time) that market participants would consider in setting a price. The gain or loss is amortized over the life of the applicable borrowing on a straight-line basis.

Investment in associate
Under IAS 28, "Investments in Associates", the ADF is considered an associate of the Bank. An associate is an entity over which the Bank has significant influence, but not control, over the entity's financial and operating policy decisions. The relationship between the Bank and the ADF is described in more detail in Note H. IAS 28 requires that the equity method be used to account for investments in associates.

Under the equity method, an investment in an associate is initially recognized at cost and the carrying amount is increased or decreased to recognize the investor's share of the profit or loss of the investee after the date of acquisition. The investor's share of the profit or loss of the investee is recognized in the investor's income statement. The subscriptions by the Bank to the capital of the ADF occurred between 1974 and 1990. At September 30, 2007, such subscriptions cumulatively represented approximately 1% of the economic interest in the capital of the ADF. Although ADF is a not-for-profit entity and has never distributed any dividend to its subscribers since its creation in 1972, the revisions to IAS 28 require that the equity method be used to account for the Bank's investment in the ADF. Further, in accordance with IAS 36, the net investment in the ADF is assessed for impairment. Cumulative losses as measured under the equity method are limited to the investment's original cost as the ADB has not guaranteed any potential losses of the ADF.

Retained earnings
Retained earnings of the Bank consist of amounts allocated to reserves from prior year's income, unallocated current year net income and expenses recognized directly in equity as required by IFRS.

Property and equipment
Property and equipment is measured at historical cost less depreciation. Historical cost includes expenditure directly attributable to the acquisition of the items. Subsequent costs are included in the asset's carrying amount or are recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Bank and the cost of the item can be measured reliably. Repairs and maintenance are charged to the income statement when they are incurred.

Land is not depreciated. Depreciation on other assets is calculated using the straight-line method to amortize the difference between cost and estimated residual values over estimated useful lives.

The estimated useful lives are as follows:

- Buildings: 15-20 years
- Fixtures and fittings: 6-10 years
- Furniture and equipment: 3-7 years
- Motor vehicles: 5 years

The assets' residual values and useful lives are reviewed periodically and adjusted if appropriate. Assets that are subject to amortization are reviewed annually for impairment. An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount. The recoverable amount is the higher of the asset's fair value less costs to sell and its value in use. Gains and losses on disposal are determined as the difference between proceeds and the asset's carrying amount and are included in the income statement in the period of disposal.

Intangible assets
Intangible assets include computer systems software and are stated at historical cost less amortization. Amortization on intangible assets is calculated using the straight-line method over 3-5 years.

Leases
The Bank has entered into several operating lease agreements, including those for its offices in Tunisia and in certain regional member countries. Under such agreements, all the risks and benefits of ownership are effectively retained by the lessor. Payments made under operating leases are charged to the income statement on a straight-line basis over the period of the lease. Benefits received and receivable as an incentive to enter into an operating lease are also recognized on a straight-line basis over the lease term. When an operating lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognized as an expense in the period in which the termination takes place.

Critical accounting judgments and key sources of estimation uncertainty
The preparation of financial statements in conformity with IFRS requires management to make certain estimates, assumptions and judgments that affect the reported amounts of assets, liabilities, revenue and expenses as well as the disclosure of contingent liabilities. Actual results could differ from such estimates. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The most significant judgments and estimates are summarized below:

1) Impairment losses on loans and advances
At each financial reporting date, the Bank reviews its loan portfolios for impairment. The Bank first assesses whether objective evidence of impairment exists for individual loans. If such objective evidence exists, impairment is determined by discounting expected future cash flows using the loan's original effective interest rate and comparing this amount to the loan's net carrying amount. Determining the amount and timing of future cash flows on impaired loans requires significant judgment. If the Bank determines that no objective evidence of impairment exists for an individually assessed loan, that loan is included in a group of loans with similar credit characteristics and collectively assessed for impairment. Objective evidence of impairment for a group of loans may include observable data indicating that there has been an adverse change in the payment status of borrowers in a group, or national or local economic conditions that correlate with defaults on assets in the group. Management uses estimates based on historical loss experience for assets with credit risk

characteristics and objective evidence of impairment similar to those in the portfolio when scheduling its future cash flows. The methodology and assumptions used for estimating both the amount and timing of future cash flows are reviewed regularly to reduce any differences between loss estimates and actual loss experience.

2) Fair value of financial instruments

The fair value of financial instruments that are not quoted in active markets is determined by using valuation techniques. Where valuation techniques (for example, models) are used to determine fair values, they are validated and periodically reviewed by qualified personnel independent of the area that created them. All models are calibrated to ensure that outputs reflect actual data and relevant market prices. To the extent practical, models use only observable data; however, areas such as credit risk (both own and counterparty), volatilities and correlations require management to make estimates. Changes in assumptions about these factors could affect the reported fair value of financial instruments.

3) Impairment of available-for-sale equity investments

The Bank determines that available-for-sale equity investments are impaired when there has been a significant or prolonged decline in fair value below the carrying amount. The determination of what is significant or prolonged requires judgment. In making this judgment, the Bank evaluates any evidence of deterioration in the financial health of the investee, industry and sector performance, changes in technology, and operational and financing cash flows.

4) Held-to-maturity investments

The Bank follows the guidance of IAS 39 on classifying non-derivative financial assets with fixed or determinable payments and fixed maturity as held-to-maturity. This classification requires significant judgment. In making this judgment, the Bank evaluates its intention and ability to hold such investments to maturity.

NOTE C – NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS

The International Accounting Standards Board (IASB) and its International Financial Reporting Interpretations Committee (IFRIC) issued some new and revised Standards and Interpretations, which becomes effective for the Bank's financial statements for the period beginning on January 1, 2007. Of these, the two that are most relevant to the Bank are IFRS 7, "Financial Instruments: Disclosures" and amendments to IAS 1, "Presentation of Financial Statements" – "Capital Disclosures". IFRS 7 introduces additional qualitative and quantitative disclosures about exposures to risks arising from financial instruments and how entities manage those risks. Management is reviewing the additional disclosures that are required as a result of the implementation of this standard. The amendments to IAS 1 also became effective for the 2007 financial statements, but are not expected to have any significant impact on the financial reporting of the Bank. None of the other new and amended standards and interpretations are expected to have a significant impact on the Bank's financial statements.

NOTE D – INVESTMENTS

As part of its overall portfolio management strategy, the Bank invests in government and agency obligations, time deposits, asset-backed securities, secured lending transactions, resale agreements and related financial derivatives including futures, forward contracts, currency swaps, interest rate swaps, options and short sales.

For government and agency obligations with final maturity longer than 1 year, the Bank may only invest in obligations with counterparties having a minimum credit rating of AA or unconditionally guaranteed by governments of member countries or other official entities. For asset-backed securities, the Bank may only invest in securities with a AAA credit rating. Investments in money market instruments are restricted to instruments having maturities of not more than 1 year and a minimum credit rating of A. Over-the-counter (OTC) options on government securities and interest rate products are purchased only if the life of the option contract does not exceed 1 year, and such transactions are only executed with counterparties with credit ratings of AA- or above. Currency and interest rate swaps including asset swap transactions are permitted only with approved counterparties or guaranteed by entities with minimum credit ratings of AA-/Aa3 at the time of the transaction.

The Bank uses external managers in the management of certain of its liquid assets, in accordance with the Bank's Asset and Liability Management Guidelines. At September 30, 2007, investments under external management were UA 155.24 million (2006: UA 85.69 million).

Securities sold under repurchase agreements (Repos) with a nominal value of UA 6.91 million and a market value including accrued interest of UA 6.93 million were outstanding at September 30, 2007. The securities pledged as collateral have a carrying value of UA 2.82 million at September 30, 2007 (2006: UA 656.28 million).

The composition of treasury investments as at September 30, 2007 and 2006 was as follows:

(UA thousands)	2007	2006
Trading	2,390,124	3,306,862
Held-to-maturity	2,628,542	2,237,668
Total	**5,018,666**	**5,544,530**

Held-for-trading investments

A summary of the Bank's held-for-trading investments at September 30, 2007 and 2006 was as follows:

(UA millions)

	US Dollars		Euro		GBP		Other Currencies		All Currencies	
	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
Time Deposits	316.07	347.81	234.90	167.51	5.87	267.66	74.53	203.84	631.37	986.82
Asset Backed Securities	389.17	517.72	195.28	171.19	-	-		-	584.45	688.91
Government and Agency Obligations	31.77	272.56		14.83		-	-	22.27	31.77	309.66
Corporate Bonds and commercial papers	768.77	669.29	347.04	600.92		-	26.72	51.26	1,142.53	1,321.47
Total held-for-trading investments	1,505.78	1,807.38	777.22	954.45	5.87	267.66	101.25	277.37	2,390.12	3,306.86
Repos	(6.91)	(241.64)	-	(188.21)	-	(250.17)	-	(92.18)	(6.91)	(772.20)

The nominal balance of the Bank's held-for-trading investments as at September 30, 2007 was UA 2,396.47 million (2006: UA 3,304.18 million). The average yield of held-for-trading investments in 2007 was 4.46% (2006: 4.21%).

The contractual maturity structure of held-for-trading investments as at September 30, 2007 and 2006 was as follows:

(UA millions)	2007	2006
One year or less	818.56	1,322.02
More than one year but less than two years	275.26	258.96
More than two years but less than three years	544.67	415.76
More than three years but less than four years	130.03	317.19
More than four years but less than five years	18.24	155.19
More than five years	603.36	837.74
Total	**2,390.12**	**3,306.86**

The maturity structure of repos as at September 30, 2007 and 2006 was as follows:

(UA millions)	2007	2006
One year or less	(6.91)	(772.20)

Held-to-maturity investments

A summary of the Bank's held-to-maturity investments at September 30, 2007 and 2006 was as follows:

(UA millions)

	US Dollars		Euro		GBP		Other Currencies		All Currencies	
	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
Time Deposits	-	24.17	-	0.67	-	0.42	9.05	-	9.05	25.26
Asset Backed Securities	183.78	93.43	31.22	29.48	-	-		-	215.00	122.91
Government and Agency Obligations	468.36	498.89	184.79	146.10	267.57	283.09	121.66	158.16	1,042.38	1,086.24
Corporate Bonds and other	536.32	428.74	475.74	303.10	263.02	206.76	87.03	64.65	1,362.11	1,003.25
Total held-to-maturity investments	1,188.46	1,045.23	691.75	479.35	530.59	490.27	217.74	222.81	2,628.54	2,237.67

The nominal balance of the Bank's held-to-maturity investments as at September 30, 2007, was UA 2,636.57 million (2006: UA 2,219.24 million). The average yield of held-to-maturity investments in 2007 was 4.44% (2006: 4.25%).

The contractual maturity structure of held-to-maturity investments as at September 30, 2007 and 2006 was as follows:

(UA millions)	2007	2006
One year or less	205.29	96.47
More than one year but less than two years	405.63	240.03
More than two years but less than three years	330.74	237.51
More than three years but less than four years	465.75	325.46
More than four years but less than five years	312.07	370.45
More than five years	909.06	967.75
Total	**2,628.54**	**2,237.67**

The fair value of held-to-maturity investments at September 30, 2007 was UA 2,601.73 million (2006: UA 2,241.53 million).

NOTE E – DERIVATIVE ASSETS AND LIABILITIES

The fair values of derivative financial assets and financial liabilities at September 30, 2007 and 2006 were as follows:

(UA thousands)	2007		2006	
	Assets	**Liabilities**	**Assets**	**Liabilities**
Borrowings-related:				
Cross-currency swaps	303,123	487,617	214,363	319,886
Interest rate swaps	53,994	26,570	65,353	62,035
Loan swaps	30,953	19,968	23,068	31,053
Embedded derivatives	331	939	295	1,223
	388,401	535,094	303,079	414,197
Investments-related:				
Asset swaps	426	1,861	1,027	1,179
Macro-hedge swaps	-	2,841	34	6,504
	426	4,702	1,061	7,683
Total	**388,827**	**539,796**	**304,140**	**421,880**

The notional amounts of derivative financial assets and financial liabilities at September 30, 2007 and 2006 were as follows:

(UA thousands)	2007	2006
Borrowings-related(including loan swaps):		
Cross-currency swaps	4,443,102	3,704,571
Interest rate swaps	3,462,591	3,487,920
Loan swaps	11,416	868,768
Embedded derivatives	18,426	18,975
	7,935,535	8,080,234
Investments-related:		
Asset swaps	133,484	177,435
Macro-hedge swaps	383,515	261,452
	516,999	438,887
Total	**8,452,534**	**8,519,121**

Loan swaps

In addition to the swaps on borrowings, the Bank has entered into interest rate swaps, which transform fixed rate income on loans in certain currencies into variable rate income.

NOTE F – NON-NEGOTIABLE INSTRUMENTS ON ACCOUNT OF CAPITAL

Prior to May 1981, all payments in respect of paid-up capital had been made in convertible currencies. However, for the capital increases authorized in May 1979 (but effective December 1982) and May 1981, regional members had the following two options for making their payments:

1) Five (5) equal annual installments, of which at least 50 percent is payable in convertible currency and the remainder in local currency; or

2) Five (5) equal annual installments, of which 20 percent is payable in convertible currency and 80 percent in non-negotiable, non- interest bearing notes. Such notes are redeemable by the Bank solely in convertible currency in installments commencing on the fifth anniversary of the first subscription payment date.

Non-regional members were required to make their payments solely in convertible currencies.

The paid-up portion of subscriptions, authorized in accordance with Board of Governors' Resolution B/BG/87/11 relating to the Fourth General Capital Increase (GCI-IV), is to be paid as follows:

1) **Regional members** – 50 percent in five (5) equal annual installments in cash in freely convertible currency or freely convertible currencies selected by the member state, and 50 percent by the deposit of five non-negotiable, non-interest bearing notes of equal value denominated in Units of Account. Such notes are redeemable by the Bank solely in convertible currency in five (5) equal annual installments commencing on the fifth anniversary of the first subscription payment date.

2) **Non-regional members** – five (5) equal annual installments in their national currencies, where such currencies are freely convertible or in notes denominated in freely convertible currencies encashable on demand.

Under the Fifth General Capital Increase (GCI-V), there is no distinction in payment arrangements between regional and non-regional members. Each member is required to pay for the paid-up portion of its subscribed shares in eight (8) equal and consecutive annual installments. The first installments shall be paid in cash and in a freely convertible currency. The second to the eighth installments shall be paid in cash or notes encashable on demand in a freely convertible currency.

At September 30, 2007 and 2006, the non-negotiable notes balances were as follows:

(UA thousands)	2007	2006
Balance at January 1	20,383	25,897
Net movement for the period	(4,835)	(4,848)
Balance at September 30	**15,548**	**21,049**

NOTE G – LOANS

The Bank's loan portfolio comprises loans granted to, or guaranteed by borrowing member countries as well as certain other non-sovereign guaranteed loans. Amounts disbursed on loans are repayable in the currency or currencies disbursed by the Bank or in other freely convertible currency or currencies approved by the Bank. The amount repayable in each of these currencies shall be equal to the amount disbursed in the original currency. Loans are granted for a maximum period of twenty years, including a grace period, which is typically the period of project implementation. Loans are for the purpose of financing development projects and programs, and are not intended for sale. Further, management does not believe there is a comparable secondary market for the type of loans made by the Bank.

The types of loans currently held by the Bank and the rates charged are described below:

Multi-Currency Fixed Rate Loans: For all loans negotiated prior to July 1, 1990, the Bank charges interest at fixed rates.

Multi-Currency Variable Rate Loans: Between July 1, 1990 and September 30, 1997, the Bank offered variable rate loans to its borrowers. The variable interest rate is reset twice a year and is based on the Bank's own cost of qualified borrowing plus 50 basis points, resulting in a pass-through of average borrowing costs to borrowers.

Conversion of Multi-Currency Pool-Based Variable Rate Loans: Borrowers were offered the choice to convert the disbursed and undisbursed amounts of their multi-currency pool-based variable rate to single currency variable terms or retain the terms of their existing multi-currency pool-based variable rate loans. The conversion dates were October 1, 1997 and March 1, 1998. The other terms and conditions of converted loans remained the same as in the original loan agreements. Since October 1, 1997, the Bank has provided several alternative interest rate mechanisms. In all cases, the applicable rate of interest is the sum of two components, namely, the chosen base rate plus a lending margin.

Single Currency Variable Rate Loans: Since October 1, 1997, the Bank has offered single currency variable rate loans. The variable base rate is the average cost of funding a designated pool of borrowings in each currency and is adjusted semi-annually on January 1 and July 1.

Single Currency Floating Rate Loans: Since October 1, 1997, the Bank has offered LIBOR-based single currency floating rate loans. The floating base rate is determined for each currency and reset frequency is based on the Bank's selected reference interest rate in each market. The Bank's standard floating base rate is the six (6)- month reference rate (USD LIBOR, JPY LIBOR, EURIBOR and JIBAR) which is reset semi-annually on February 1 and August 1 and is applicable for the six-month period following the reset date.

Single Currency Fixed Rate Loans: Fixed rate loans were reintroduced with effect from October 1997 in the form of single currency fixed rate loans. The fixed rate is computed as the inter-bank swap market rate corresponding to the principal amortization schedule.

Lending Margin: The lending margin is a rate premium expressed as a nominal interest rate added to the Borrower's chosen base rate to determine the total lending rate. The lending margin determined by the Bank is independent of the base rate chosen, and remains unchanged throughout the life of the loan. The lending margin for sovereign guaranteed loans is fixed at 40 to 50 basis points. For non- sovereign guaranteed loans, the lending margin is based on the Bank's assessment of the risks inherent in each project.

Maturity and currency composition of outstanding loans

The contractual maturity structure of loans as at September 30, 2007 and 2006 was as follows:

(UA millions)

Periods	Fixed Rate	Floating Rate	Variable Rate	Total	2006 Total
One year or less	428.91	155.62	545.45	1,129.98	924.11
More than one year but less than two years	174.57	151.92	139.13	465.62	507.70
More than two years but less than three years	158.33	156.41	137.77	452.51	481.70
More than three years but less than four years	165.45	142.74	118.67	426.86	441.53
More than four years but less than five years	174.19	138.56	76.32	389.07	406.65
More than five years	1,741.26	965.69	73.67	2,780.62	2,422.06
Total	**2,842.71**	**1,710.94**	**1,091.01**	**5,644.66**	**5,183.75**

Borrowers may repay loans before their contractual maturity, subject to the terms specified in the loan agreements.

The currency composition and type of loans as at September 30, 2007 and 2006 were as follows:

(Amounts in UA millions)			2007		2006	
			Amount	%	Amount	%
Fixed Rate:	Multi-Currency	Euro	160.99		170.99	
		Japanese Yen	399.25		455.59	
		Pound Sterling	3.18		3.54	
		Swiss Franc	160.00		165.22	
		US Dollar	352.95		414.81	
		Others	1.49		1.93	
			1,077.86	19.10	1,212.08	23.38
	Single Currency	Euro	1584.61		1,205.99	
		Japanese Yen	12.73		17.25	
		Pound Sterling	-		-	
		South African Rand	67.71		44.10	
		Swiss Franc	0.00		-	
		US Dollar	99.81		87.56	
		Others	-		-	
			1,764.86	31.27	1,354.90	26.14
Floating Rate:	Single Currency	Euro	488.04		447.30	
		Japanese Yen	11.79		10.27	
		South African Rand	141.23		142.03	
		US Dollar	1,069.88		784.98	
			1,710.94	30.31	1,384.59	26.71
Variable Rate:	Multi-Currency	Euro	171.73		187.03	
		Japanese Yen	34.17		43.46	
		Swiss Franc	0.93		1.14	
		US Dollar	162.06		186.16	
		Others	0.19		0.23	
			369.08	6.54	418.02	8.06
	Single Currency	Euro	326.09		344.27	
		Japanese Yen	116.98		141.08	
		Swiss Franc	16.65		17.13	
		US Dollar	262.17		311.66	
		Others	0.03		0.02	
			721.92	12.79	814.17	15.71
Total			**5,644.66**	**100.00**	**5,183.75**	**100.00**

The weighted-average yield on outstanding loans for the nine months ended September 30, 2007 was 6.26% (2006: 6.17%).

The summary of the currency composition of loans at September 30, 2007 and 2006 was as follows:

(Amounts in UA millions)	2007		2006	
	Amount	**%**	Amount	%
Euro	2,731.46	48.39	2,355.59	45.44
Japanese Yen	574.92	10.19	667.65	12.88
Swiss Franc	177.57	3.15	183.49	3.54
Pound Sterling	3.19	0.06	3.54	0.07
US Dollar	1,946.88	34.49	1,785.17	34.44
South African Rand	208.94	3.70	186.13	3.59
Others	1.70	0.03	2.18	0.04
Total	**5,644.66**	**100.00**	**5,183.75**	**100.00**

Loans are expressed in Units of Account but repaid in the currencies disbursed.

Provision for impairment on loan principal and charges receivable

At September 30, 2007, loans with an aggregate principal balance of UA 663.42 million (2006: UA 696.67 million), of which UA 459.57 million (2006: UA 415.22 million) was overdue, were considered to be impaired. The gross amounts of loans and charges receivables that were impaired and the cumulative impairment on them at September 30, 2007 and 2006 were as follows:

(UA thousands)	2007	2006
Outstanding balance on impaired loans	663,418	696,668
Less: accumulated provision for impairment	(218,381)	(218,621)
Net balance on impaired loans	**445,037**	**478,047**
Charges receivable and accrued income on impaired loans	360,104	318,601
Less: accumulated provision for impairment	(240,878)	(225,309)
Net charges receivable and accrued income on impaired loans	**119,226**	**93,292**

The movements in the accumulated provision for impairment on outstanding loan principal for the nine months ended September 30, 2007 and 2006 were as follows:

(UA thousands)	2007	2006
Balance at January 1	214,180	194,613
Provision for impairment on loan principal for the period	5,455	25,504
Translation effects	(1,254)	(1,496)
Balance at September 30	**218,381**	**218,621**

The movements in the accumulated provision for impairment on loan interests and charges receivable for the nine months ended September 30, 2007 and 2006 were as follows:

(UA thousands)	2007	2006
Balance at January 1	222,588	197,764
Provision for impairment on loan charges for the period	19,206	29,929
Translation effects	(916)	(2,384)
Balance at September 30	**240,878**	**225,309**

NOTE H – EQUITY PARTICIPATIONS

Investment in Associate: ADF

The ADF was established in 1972 as an international institution to assist the Bank in contributing to the economic and social development of African countries, to promote co-operation and increased international trade particularly among the African countries, and to provide financing on highly concessional terms for such purposes. The Fund's original subscriptions were provided by the Bank and the original State Participants to the ADF Agreement, and State Participants acceding to the Agreement since the original signing date. Thereafter, further subscriptions were received from participants in the form of Special General Increases and General Replenishments.

The ADF has a 12-member Board of Directors, made up of 6 members selected by the African Development Bank and 6 members selected by State Participants. The Fund's Board of Directors reports to the Board of Governors made up of representatives of the State Participants and the ADB. The President of the Bank is the ex-officio President of the Fund.

To carry out its functions, the Fund utilizes the offices, staff, organization, services and facilities of the Bank, for which it pays a share of the administrative expenses. The share of administrative expenses paid by the Fund to the Bank is calculated annually on the basis of a cost-sharing formula, approved by the Board of Directors, which is driven in large part by the number of programs and projects executed during the year. Based on the cost-sharing formula, the share of administrative expenses incurred by ADF for the nine months ended September 30, 2007 amounted to UA 95.58 million (2006: UA 85.19 million), representing 72.08 percent (2006: 71.05 percent) of the shareable administrative expenses incurred by the Bank. The accounts of the ADF are kept separate and distinct from those of the Bank.

Although the ADB by agreement exercises fifty percent (50%) of the voting powers in the ADF, the Agreement establishing the ADF also provides that in the event of termination of the ADF's operations, the assets of the Fund shall be distributed pro-rata to its participants in proportion to the amounts paid-in by them on account of their subscriptions, after settlement of any outstanding claims against the participants. At September 30, 2007, the Bank's pro-rata or economic share in ADF was 0.87% (2006: 0.95%).

Other Equity Participations

The Bank may take equity positions in privately owned productive enterprises and financial intermediaries, public sector companies that are in the process of being privatized or regional and sub-regional institutions. The Bank's objective in such equity investments is to promote the economic development of its regional member countries and in particular the development of their private sectors.

The Bank's equity participation is also intended to promote efficient use of resources, promoting African participation, playing a catalytic role in attracting other investors and lenders and mobilizing the flow of domestic and external resources to financially viable projects, which also have significant economic merit.

Although the Bank is allowed to take equity positions of up to twenty five percent (25%) the Bank currently holds less than 20% of the total equity capital of each institution in which it participates. The Bank therefore does not seek a controlling interest in the companies in which it invests, but closely monitors its equity investments through Board representation. In accordance with the Board of Governors' Resolution B/BG/2001/09 of May 29, 2001, total equity investment by the Bank shall not at any time exceed ten percent (10%) of the aggregate amount of the Bank's paid-up capital and reserves and surplus included in its ordinary capital resources.

Equity investments for which fair value cannot be reliably measured are reported at cost less provision for losses for estimated permanent and lasting decline in value. The investments for which fair value cannot be reliably measured typically relate to sub-regional and national development institutions. Investments in these institutions are made with a long-term development objective, including capacity building. The shares of such institutions are not listed and also not available for sale to the general public. Only member states or institutions owned by member states are allowed to subscribe to the shares of these institutions. Provisions for losses on impaired equity investments are included in the income statement.

NOTE I – BORROWINGS

It is the Bank's policy to limit senior borrowing and guarantees chargeable to the Bank's ordinary capital resources to 80 percent of the callable capital of its non-borrowing members and also to limit the total borrowing represented by both senior and subordinated debt to 80 percent of the total callable capital of all its member countries. At September 30, 2007, total borrowings amounted to UA 6,107.08 million (2006: UA 5,490.79 million) comprising senior debt and subordinated debt amounting to UA 5,431.04 million (2006: UA 4,783.79 million) and UA 676.04 million (2006: UA 707.00 million), respectively. As of the same date, the ratio of senior debt to the non-borrowing members' callable capital of UA 8,503.17 million (2006: UA 8,545.59 million) was 63.87 percent (2006: 55.98 percent). Also at September 30, 2007, the ratio of total outstanding borrowings to the total callable capital of UA 19,341.63 million (2006: UA 19,448.84 million) was 31.57 percent (2006: 28.23 percent). At September 30, 2007, borrowings with embedded callable options amounted to UA 313.30 million (2006: UA 375.97 million). The Bank uses derivatives in its borrowing and liability management activities to take advantage of cost-savings opportunities and to lower its funding costs.

The Bank has entered into currency swap agreements with major international banks by which proceeds of a borrowing are converted into a different currency and simultaneously a forward exchange agreement is executed providing for the future exchange of the two currencies in order to recover the currency converted. The Bank has also entered into interest rate swaps, which transform a floating rate payment obligation in a particular currency into a fixed rate payment obligation or vice-versa.

The contractual (except for callable borrowings) maturity structure of outstanding borrowings as at September 30, 2007 was as follows:

i) Borrowings carried at fair value

(UA millions)

Periods	Ordinary	Callable	Total
One year or less	1,056.50	229.37	1,285.87
More than one year but less than two years	405.44	1.36	406.80
More than two years but less than three years	1,627.94	8.31	1,636.25
More than three years but less than four years	171.98	-	171.98
More than four years but less than five years	268.15	-	268.15
More than five years	1,354.87	-	1,354.87
Total	**4,884.88**	**239.04**	**5,123.92**

ii) Borrowings carried at amortized cost

(UA millions)

Periods	Ordinary	Callable	Total
One year or less	72.21	74.26	146.47
More than one year but less than two years	29.13	-	29.13
More than two years but less than three years	-	-	-
More than three years but less than four years	-	-	-
More than four years but less than five years	-	-	-
More than five years	811.90	-	811.90
Sub-total	**913.24**	**74.26**	**987.50**
Net unamortized premium and discount	(4.34)	-	(4.34)
Total	**908.90**	**74.26**	**983.16**

The contractual (except for callable borrowings) maturity structure of outstanding borrowings as at September 30, 2006 was as follows:

i)   Borrowings carried at fair value

(UA millions)

Periods	Ordinary	Callable	Total
One year or less	211.12	287.62	498.74
More than one year but less than two years	1,055.57	10.44	1,066.01
More than two years but less than three years	385.56	1.44	387.00
More than three years but less than four years	963.68	-	963.68
More than four years but less than five years	158.73	-	158.73
More than five years	1,378.49	-	1,378.49
Total	**4,153.15**	**299.50**	**4,452.65**

1) Borrowings carried at amortized cost

(UA millions)

Periods	Ordinary	Callable	Total
One year or less	116.76	76.47	193.23
More than one year but less than two years	-	-	-
More than two years but less than three years	-	-	-
More than three years but less than four years	-	-	-
More than four years but less than five years	-	-	-
More than five years	850.31	-	850.31
Sub-total	967.07	76.47	1,043.54
Net unamortized premium and discount	(5.39)	-	(5.39)
Total	**961.68**	**76.47**	**1,038.15**

The fair value of borrowings carried at fair value through profit or loss at September 30, 2007 was UA 5,123.92 million (2006: UA 4,452.65 million). For these borrowings, the amount the Bank will be contractually required to pay at maturity at September 30, 2007 was UA 5,042.86 million (2006: UA 4,375.57 million). The surrender value of callable borrowings is equivalent to the notional amount plus accrued finance charges.

As per note L, there was a net gain of UA 22.80 million on borrowings and related derivatives designated at fair value through profit or loss for the nine months ended September 30, 2007 (2006: gain of UA 16.03 million). This included a gain of UA 2.69 million which was attributable to changes in the Bank's credit risk during the nine months ended September 30, 2007. Fair value changes attributable to changes in the Bank's credit risk are determined by comparing the discounted cash flows for the borrowings at fair value through profit or loss using the Bank's credit spread versus LIBOR both at the beginning and end of the relevant period.

For borrowings designated at fair value through profit or loss at September 30, 2007, the cumulative unrealized fair value losses to date were UA 81.06 million.

NOTE J– EQUITY

Equity is composed of capital, retained earnings and fair value gains or losses on available-for-sale equity investments. These are further detailed as follows:

Capital

Subscriptions paid in

Subscriptions to the capital stock of the Bank are made up of the subscription to the initial capital, a voluntary capital increase and five general capital increases. The Fifth General Capital Increase (GCI-V) was approved by the Board of Governors of the Bank on May 29, 1998 and became effective on September 30, 1999 upon ratification by member states and entry into force of the related amendments to the Agreements establishing the Bank. The GCI-V increased the authorized capital of the Bank by 35 percent from 1.62 million shares to 2.187 million shares with a par value of UA 10,000 per share. The GCI-V shares, a total of 567,000 shares, are divided into paid-up and callable shares in proportion of six percent (6%) paid-up and ninety-four percent (94%) callable. The GCI-V shares were allocated to the regional and non-regional members such that, when fully subscribed, the regional members shall hold 60 percent of the total stock of the Bank and non-regional members shall hold the balance of 40 percent.

Prior to the GCI-V, subscribed capital was divided into paid-up capital and callable capital in the proportion of 1 to 7. With the GCI-V, the authorized capital stock of the Bank consists of 10.81 percent paid-up shares and 89.19 percent callable shares.

The Bank's capital as at September 30, 2007 and 2006 was as follows:

	2007	2006
Capital Authorized (in shares of UA 10 000 each)	21,870,000	21,870,000
Less: Unsubscribed	(176,896)	(62,661)
Subscribed Capital	21,693,104	21,807,339
Less: Callable Capital	(19,341,627)	(19,448,837)
Paid-up Capital	2,351,477	2,358,502
Shares to be issued upon payment of future installments	(26,240)	(68,510)
Add: Amounts paid in advance	268	306
	2,325,505	2,290,298
Less: Amounts in arrears	(2,259)	(3,168)
Capital as at September 30	2,323,246	2,287,130

Included in the total unsubscribed shares of UA 176.90 million at September 30, 2007, was an amount of UA 38.83 million representing the balance of the shareholding of the former Socialist Federal Republic of Yugoslavia (former Yugoslavia).

Since the former Yugoslavia has ceased to exist as a state under international law, its shares (composed of UA 41.93 million callable, and UA 5.99 million paid-up, shares) were held as treasury

shares of the Bank in accordance with Article 6 (6) of the Bank Agreement. In 2002, the Board of Directors of the Bank approved the proposal to invite each of the successor states of the former Yugoslavia to apply for membership in the Bank, though such membership would be subject to their fulfilling certain conditions including the assumption pro-rata of the contingent liabilities of the former Yugoslavia to the Bank, as of December 31, 1992. In the event that a successor state declines or otherwise does not become a member of the Bank, the pro-rata portion of the shares of former Yugoslavia, which could have been reallocated to such successor state, would be reallocated to other interested non-regional members of the Bank in accordance with the terms of the Share Transfer Rules. The proceeds of such reallocation will however be transferable to such successor state. Furthermore, pending the response from the successor states, the Bank may, under its Share Transfer Rules, reallocate the shares of former Yugoslavia to interested non-regional member states and credit the proceeds on a pro-rata basis to the successor states. In 2003, one of the successor states declined the invitation to apply for membership and instead offered to the Bank, as part of the state's Official Development Assistance its pro-rata interest in the proceeds of any reallocation of the shares of former Yugoslavia. The Bank has since accepted the offer.

Subscriptions by member countries and their voting power at September 30, 2007 were as follows:

(Amounts in UA thousands)

MEMBER STATES		Total Shares	% of Total Shares	Amount Paid	Callable Capital	Number of Votes	% of Total Voting Power
1	ALGERIA	83,064	3.834	93,051	737,600	83,689	3.784
2	ANGOLA	25,405	1.173	28,837	225,212	26,030	1.177
3	BENIN	4,245	0.196	4,817	37,633	4,870	0.220
4	BOTSWANA	46,571	2.149	52,306	413,405	47,196	2.134
5	BURKINA FASO	9,307	0.430	10,920	82,155	9,932	0.449
6	BURUNDI	5,173	0.239	6,465	45,256	5,798	0.262
7	CAMEROON	22,588	1.043	25,439	200,371	22,989	1.040
8	CAPE VERDE	1,672	0.077	2,090	14,630	2,297	0.104
9	CENTRAL AFRICAN REPUBLIC	973	0.045	1,217	8,512	1,598	0.072
10	CHAD	1,641	0.076	2,052	14,360	2,266	0.102
11	COMOROS	483	0.022	588	4,250	1,093	0.049
12	CONGO	9,861	0.455	11,450	87,170	10,485	0.474
13	COTE D'IVOIRE	81,008	3.739	101,260	708,820	81,633	3.691
14	DEMOCRATIC REPUBLIC OF CONGC	22,740	1.050	28,426	198,975	23,365	1.057
15	DJIBOUTI	1,213	0.056	1,517	10,618	1,838	0.083
16	EGYPT	111,680	5.154	125,436	991,370	112,305	5.078
17	EQUATORIAL GUINEA	3,491	0.161	3,930	30,615	3,816	0.173
18	ERITREA	2,003	0.092	2,506	17,522	2,628	0.119
19	ETHIOPIA	34,731	1.603	39,009	308,310	35,356	1.599
20	GABON	27,229	1.257	32,684	238,255	26,765	1.210
21	GAMBIA	3,341	0.154	3,867	29,523	3,946	0.178
22	GHANA	49,532	2.286	53,593	441,751	50,157	2.268
23	GUINEA	8,868	0.409	10,658	78,031	9,494	0.429
24	GUINEA BISSAU	600	0.028	750	5,250	1,225	0.055
25	KENYA	31,664	1.461	35,569	281,080	32,289	1.460
26	LESOTHO	3,320	0.153	3,742	29,470	3,946	0.178
27	LIBERIA	4,230	0.195	5,287	37,017	4,855	0.220
28	LIBYA	79,862	3.686	90,643	707,978	80,487	3.639
29	MADAGASCAR	14,143	0.653	15,883	125,550	14,768	0.668
30	MALAWI	6,472	0.299	8,090	56,630	7,097	0.321
31	MALI	9,523	0.440	10,807	84,411	10,147	0.459
32	MAURITANIA	3,543	0.164	4,015	31,000	3,838	0.174
33	MAURITIUS	14,075	0.650	15,813	124,940	14,700	0.665
34	MOROCCO	72,268	3.335	82,020	640,660	72,893	3.296
35	MOZAMBIQUE	13,766	0.635	15,636	122,038	14,391	0.651
36	NAMIBIA	7,387	0.341	8,301	65,570	8,012	0.362
37	NIGER	5,526	0.255	6,908	48,353	6,151	0.278
38	NIGERIA	192,819	8.899	218,280	1,709,933	193,268	8.739
39	RWANDA	2,965	0.137	3,333	26,310	3,590	0.162
40	SAO TOME & PRINCIPE	1,489	0.069	1,864	13,024	2,114	0.096
41	SENEGAL	22,344	1.031	25,317	198,132	22,925	1.037
42	SEYCHELLES	1,224	0.056	1,501	10,739	1,849	0.084
43	SIERRA LEONE	5,298	0.245	6,624	46,361	5,923	0.268
44	SOMALIA	1,941	0.090	2,427	16,986	2,566	0.116
45	SOUTH AFRICA	98,781	4.559	78,675	909,160	99,406	4.495
46	SUDAN	8,830	0.408	11,036	77,257	9,455	0.428
47	SWAZILAND	7,241	0.334	8,134	64,280	7,866	0.356
48	TANZANIA	17,860	0.824	20,685	157,927	18,486	0.836
49	TOGO	3,452	0.158	4,314	30,201	4,077	0.184
50	TUNISIA	30,492	1.407	34,610	270,310	31,117	1.407
51	UGANDA	11,005	0.508	13,270	96,787	11,631	0.526
52	ZAMBIA	26,952	1.244	30,966	238,553	27,578	1.247
53	ZIMBABWE	44,961	2.075	53,423	396,188	45,586	2.061
Total Regionals		**1,300,852**	**60.039**	**1,460,041**	**11,546,435**	**1,331,782**	**60.220**

(Amounts in UA thousands)

MEMBER STATES	Total Shares	% of Total Shares	Amount Paid	Callable Capital	Number of Votes	% of Total Voting Power
Total Regionals	**1,300,852**	**60.039**	**1,460,041**	**11,546,435**	**1,331,782**	**60.220**
54 ARGENTINA	5,846	0.270	6,108	52,364	6,472	0.293
55 AUSTRIA	9,679	0.447	9,441	87,350	10,304	0.466
56 BELGIUM	13,288	0.613	13,579	119,314	13,914	0.629
57 BRAZIL	9,673	0.446	9,700	87,036	10,299	0.466
58 CANADA	81,648	3.768	81,750	734,730	82,273	3.720
59 CHINA	24,230	1.118	23,633	218,670	23,762	1.074
60 DENMARK	25,168	1.162	25,200	226,480	25,793	1.166
61 FINLAND	10,627	0.490	10,640	95,630	11,252	0.509
62 FRANCE	81,648	3.768	81,750	734,730	82,273	3.720
63 GERMANY	89,631	4.137	89,740	806,570	90,256	4.081
64 INDIA	4,846	0.224	4,730	43,730	5,471	0.247
65 ITALY	52,644	2.430	52,710	473,730	53,269	2.409
66 JAPAN	119,400	5.511	119,550	1,074,450	120,025	5.427
67 KOREA	9,679	0.447	9,441	87,350	10,304	0.466
68 KUWAIT	9,707	0.448	9,720	87,350	10,332	0.467
69 NETHERLANDS	18,555	0.856	17,116	168,450	19,180	0.867
70 NORWAY	25,168	1.162	25,200	226,480	25,793	1.166
71 PORTUGAL	5,205	0.240	5,074	46,980	5,830	0.264
72 SAUDI ARABIA	4,199	0.194	4,099	37,900	4,824	0.218
73 SPAIN	22,998	1.061	21,510	208,470	23,623	1.068
74 SWEDEN	33,495	1.546	32,666	302,290	34,120	1.543
75 SWITZERLAND	31,790	1.467	31,005	286,900	32,415	1.466
76 UNITED KINGDOM	36,554	1.687	36,600	328,940	37,179	1.681
77 UNITED STATES OF AMERICA	140,154	6.469	142,245	1,259,298	140,779	6.366
Total Non-Regionals	**865,832**	**39.961**	**863,205**	**7,795,192**	**879,742**	**39.780**
Grand Total	**2,166,684**	**100.000**	**2,323,246**	**19,341,627**	**2,211,524**	**100.000**

Slight differences may occur in totals due to rounding.

Cumulative Exchange Adjustment on Subscriptions (CEAS)

Prior to the fourth General Capital Increase (GCI-IV), payments on the share capital subscribed by the non-regional member countries were fixed in terms of their national currencies. Under GCI-IV, payments by regional and non-regional members in U.S. dollars were fixed at an exchange rate of 1 UA = US$ 1.20635. As a result of these practices, losses or gains could arise from converting these currencies to UA when received. Such conversion differences are reported in the Cumulative Exchange Adjustment on Subscriptions account.

At September 30, 2007 and 2006, the Cumulative Exchange Adjustment on Subscriptions was as follows:

(UA thousands)	2007	2006
Balance at January 1	155,742	151,759
Net conversion losses on new subscriptions	1,824	2,539
Balance at September 30	**157,566**	**154,298**

Retained Earnings

Retained earnings as at September 30, 2007 and 2006 were as follows:

(UA thousands)	
Balance at January 1, 2006	2,257,678
Net income for the period	(11,774)
Balance at September 30, 2006	**2,245,904**
Balance at January 1, 2007	2,305,345
Net income for the current period	66,957
Balance at September 30, 2007	**2,372,302**

Fair value gains on available-for-sale investments

At September 30, 2007 and 2006, the fair value gains on available-for-sale investments were as follows:

(UA thousands)	2007	2006
Balance at January 1	136	8, 710
Net gains on available for sale investment for the period	777	-
Balance at September 30	**913**	**8,710**

NOTE K – INCOME FROM LOANS AND INVESTMENTS AND RELATED DERIVATIVES

Income from loans

Income from loans for the nine months ended September 30, 2007 and 2006 was as follows:

(UA thousands)	2007	2006
Interest income on loans not impaired	222,306	213,260
Interest income on impaired loans	29,483	30,949
Commitment charges	1,748	2,771
Statutory commission	1,015	1,334
Total	**254,552**	**248,314**

Income from investments and related derivatives

Income from investments for the nine months ended September 30, 2007 and 2006 was as follows:

(UA thousands)	2007			2006		
	Treasury investments	Investment in RMC	Total	Treasury investments	Investment in RMC	Total
Interest income	178,543	1,471	180,014	156,396	-	156,396
Realized and unrealized fair value (losses)/gains	(4,198)	778	(3,420)	(1,492)	-	(1,492)
Total	174,345	2,249	176,594	154,904	-	154,904

NOTE L – BORROWING EXPENSES

Interest and amortized issuance costs

Interest and amortized issuance costs on borrowings for the nine months ended September 30, 2007 and 2006 were as follows:

(UA thousands)	2007	2006
Charges to bond issuers	190,201	181,900
Amortization of issuance costs	2,151	864
Total	192,352	182,764

Net interest on borrowing related derivatives

Net interest on borrowing derivatives for the nine months ended September 30, 2007 and 2006 was as follows:

(UA thousands)	2007	2006
Interest on derivatives payable	300,471	209,190
Interest on derivatives receivable	(250,807)	(230,938)
Total	49,664	21,748

Unrealized gain on fair valued borrowings and related derivatives

Unrealized gain on fair-valued borrowings and related derivatives for the nine months ended September 30, 2007 and 2006 was as follows:

(UA thousands)	2007	2006
Borrowings	(6,416)	46,365
Cross currency swaps on borrowings	2,048	(27,042)
Interest rate swaps on borrowings	27,167	(3,298)
Total	22,799	16,025

Unrealized gain on Derivatives on non-fair valued borrowings and others

Unrealized net gain on non-fair valued borrowings and related derivatives for the nine months ended September 30, 2007 and 2006 was as follows:

(UA thousands)	2007	2006
Interest rate swaps on borrowings	4,481	(795)
Cross currency swaps on borrowings	7,003	2,972
Macro hedge swaps	(2,354)	(5,959)
Interest rate swaps on loans	14,970	13,241
Embedded derivatives on borrowings	263	324
Total	**24,363**	**9,783**

NOTE M – ADMINISTRATIVE EXPENSES

Total administrative expenses relate to expenses incurred on behalf of the ADF, the NTF and for the operations of the Bank itself. The ADF and NTF reimburse the Bank for their share of the total administrative expenses, based on an agreed-upon cost-sharing formula, which is driven by certain selected indicators of operational activity for operational expenses and relative balance sheet sizes for non-operational expenses. However, the expenses allocated to the NTF shall not exceed 20 percent of the NTF's gross income.

Administrative expenses comprised the following:

(UA thousands)	2007	2006
Personnel expenses	101,138	92,843
Other general expenses	27,614	22,596
Total	**128,752**	**115,439**
Reimbursable by ADF	(95,583)	(85,189)
Reimbursable by NTF	(2,037)	(2,313)
Net	**31,132**	**27,937**

Management personnel compensation

Compensation paid to the Bank's management personnel and executive directors during the nine months ended September 30, 2007, and 2006 was made up as follows:

(UA thousands)	2007	2006
Salaries	10,371	9,256
Termination benefits	214	237
Contribution to retirement and medical plan	2,132	1,857
Other benefits	3,125	2,374
Total	**15,842**	**13,724**

The Bank may also provide personal loans and advances to its staff, including those in management. Such loans and advances, guaranteed by the terminal benefits payable at the time of departure from the Bank, are granted in accordance with the Bank's rules and regulations. At September 30, 2007 outstanding balances on loans and advances to management staff amounted to UA 3.09 million (2006: UA 2.06 million). No expense was recognized during the year in respect of impairment on debts due from related parties.

NOTE N - DISTRIBUTION OF INCOME APPROVED BY THE BOARD OF GOVERNORS

Distribution of part of income approved by the Board of Governors included in the Income statement for the nine months ended September 30, 2007 and 2006 was as follows:

(UA thousands)	**2007**	2006
Post Conflict Assistance - DRC	65,070	67,300
African Development Fund (ADF)	13,700	21,300
Highly Indebted Poor Countries	21,640	10,600
Special Relief Fund	-	15,000
Post Conflict Assistance Fund	-	25,000
Middle Income Country Technical Assistance Fund	10,000	-
Balance at September 30	**110,410**	139,200

NOTE O - EMPLOYEE BENEFITS

Staff Retirement Plan

The Staff Retirement Plan (SRP) is a defined benefit plan established under Board of Governors' Resolution 05-89 of May 30, 1989, became effective on December 31, 1989, following the termination of the Staff Provident Fund. Every person employed by the Bank on a full-time basis, as defined in the Bank's employment policies, is eligible to participate in the SRP, upon completion of 6 months service without interruption of more than 30 days.

The SRP is administered as a separate fund by a committee of trustees appointed by the Bank on behalf of its employees. In November 2004, the Board of Directors of the Bank approved certain revisions to the SRP, including simplification of the calculation of the employee contribution rate, more explicit reference to the Bank's residual responsibility and rights as the SRP sponsor, changes in survivor child benefits and an increase in the pension accumulation rate from 2 percent to 2.5 percent for each year of service. The past service cost associated with these changes amounted to UA 1.64 million and has been recorded in 2004. Most participants have switched to the revised SRP. Staff joining the Bank after January 1, 2005 can benefit only from the revised SRP. Under the revised SRP, employees contribute at a rate of 9 percent of regular salary. A tax factor included in the basis for the determination of contribution in the previous SRP has been eliminated. The Bank typically contributes twice the employee contribution, but may vary such contribution based on the results of annual actuarial valuations.

All contributions to the SRP are irrevocable and are held by the Bank separately in a retirement fund to be used in accordance with the provisions of the SRP. Neither the contributions nor any income thereon shall be used for or diverted to purposes other than the exclusive benefit of active and retired participants or their beneficiaries or estates, or to the satisfaction of the SRP's liabilities. At September 30, 2007, virtually all of SRP's investments were under external management and these were invested in indexed funds, with the following objectives: a) Equity portfolio - to track as closely as possible, the returns of the Morgan Stanley Capital International World Index as well as hedging the currency exposure of the SRP's anticipated future liabilities; b) Bond portfolio - to track as closely as possible, the returns of the Citigroup World Government Bond Index as well as hedge the currency exposure of the SRP's anticipated future liabilities.

Medical Benefit Plan

The Medical Benefit plan (MBP) was created under the Board of Directors' resolution B/BD/2002/17 and F/BD/2002/18 of July 17, 2002 and became effective on January 1, 2003. Under the MBP, staff members or retirees contribute a percentage of their salary or pension while the Bank also contributes twice the total staff contribution towards the financing of the MBP. Contribution rates by staff members and retirees, which are based on marital status and number of eligible children, range between 0.70 percent to a maximum of 3.10 percent of salary or pension. An MBP board, composed of selected officers of the Bank and representatives of retirees and the staff association, oversees the management and activities of the MBP. The contributions from the Bank, staff and retirees are deposited in a trust account.

NOTE P – RISK MANAGEMENT

In the normal course of its development banking business, the Bank may be exposed to the following types of financial risks:

Country Credit Risk: Country credit risk includes potential losses arising from a country's inability or willingness to service its obligations to the Bank. The Bank manages country credit risk through financial policies and lending strategies, including individual country exposure limits and overall credit worthiness assessments. These include the assessment of the country's macroeconomic performance as well as its socio-political conditions and future growth prospects.

The individual country's exposure to the Bank on outstanding loans as at September 30, 2007 was as follows:

(Amounts in UA thousands)

Country	No of Loans	Total Loans	Unsigned Loans	Undisbursed Balance	Outstanding Balance	% of Total Loans
Angola	3	1,037	-	-	1,037	0.02
Botswana	6	11,744	-	-	11,744	0.21
Cameroon	6	67,857	-	17,013	50,844	0.90
Comoros**	1	5,489	-	-	5,489	0.10
Congo	3	38,368	-	-	38,368	0.68
Côte D'Ivoire**	15	356,873	-	2,543	354,330	6.28
Dem Rep Congo	10	689,119	-	-	689,119	12.21
Egypt	11	819,400	-	275,151	544,249	9.64
Ethiopia	5	27,062	-	-	27,062	0.48
Gabon	17	206,138	-	34,222	171,916	3.05
Ghana	5	12,314	-	-	12,314	0.22
Guinea	5	15,007	-	-	15,007	0.27
Kenya	4	9,725	-	-	9,725	0.17
Lesotho	1	625	-	-	625	0.01
Liberia**	19	38,719	-	-	38,719	0.69
Malawi	1	5,335	-	-	5,335	0.09
Mauritania	3	27,297	-	-	27,297	0.48
Mauritius	9	49,596	-	36,982	12,615	0.22
Morocco	22	1,774,033	40,989	539,783	1,193,262	21.14
Multinational	5	58,764	-	8,488	50,276	0.89
Namibia	8	106,531	-	32,598	73,932	1.31
Nigeria	12	224,251	-	2,383	221,868	3.93
Senegal	3	33,029	-	-	33,029	0.59
Seychelles	5	4,555	-	-	4,555	0.08
Somalia**	3	3,682	-	-	3,682	0.07
South Africa	4	170,008	-	-	170,008	3.01
Sudan**	5	51,455	-	-	51,455	0.91
Swaziland	9	93,587	-	11,293	82,294	1.46
Tanzania	1	3,059	-	-	3,059	0.05
Tunisia	40	1,654,198	91,086	332,458	1,230,654	21.80
Uganda	1	1,104	-	-	1,104	0.02
Zambia	4	9,841	-	-	9,841	0.17
Zimbabwe**	12	192,757	-	-	192,757	3.41
Total Public Sector	258	6,762,559	132,075	1,292,914	5,337,570	94.56
Total Private Sector	37	907,964	398,740	202,136	307,089	5.44
Total	295	7,670,524	530,815	1,495,050	5,644,659	100.00

*Slight differences may occur in totals due to rounding.

*Excludes fully repaid loans and cancelled loans.

** Country in arrears as at 30.09.2007.

At September 30, 2007, the Bank had UA 1,495.05 million of loans which were committed but not yet disbursed (2006: UA 1,594.60 million). The lending margin on these undisbursed loans has been fixed pursuant to signed loan agreements.

The distribution of outstanding loans at September 30, 2007 and 2006 by sector was as follows:

(Amounts in UA million)	2007 Amount	%	2006 Amount	%
Multi-Sector	1,528.70	27.08	1,539.30	29.69
Finance	1,513.01	26.80	1,135.85	21.91
Transport	897.65	15.90	864.57	16.68
Agriculture & Rural Development	367.93	6.52	396.23	7.64
Power	366.81	6.50	315.93	6.09
Water supply and Sanitation	308.32	5.45	231.87	4.46
Industry, Mining and Quarrying	302.31	5.36	318.61	6.15
Social	189.53	3.36	196.22	3.79
Communications	170.32	3.02	185.10	3.57
Urban Development	0.08	-	0.07	-
Total	**5,644.66**	**100.00**	**5,183.75**	**100.00**

Commercial Credit Risk: In the ordinary course of business, the Bank uses a variety of financial instruments, some of which involve elements of commercial credit risk in excess of the amount recorded on the balance sheet. Commercial credit risk exposure represents the maximum potential accounting loss due to possible non-performance by counterparties under the terms of the contracts. Additionally, the nature of certain instruments involves contract value and notional principal amounts that are not reflected in the basic financial statements.

For investments in securities, the Bank limits trading to a list of authorized dealers and counterparties with the highest credit ratings. Credit risk is controlled through application of eligibility criteria and limits for transactions with individual counterparties, based on their credit rating and size, subject to a maximum of 10 percent of the Bank's total risk capital for any single counterparty. For Swap transactions, the Bank has a potential risk of loss if the swap counterparty fails to perform its obligations. In order to reduce such credit risk, the Bank only enters into long-term swap transactions with counterparties eligible under the Bank's *Asset and Liability Management Guidelines*, which include requirement that the counterparties have a minimum credit rating of AA-/Aa3. The Bank does not anticipate that any of its counterparties will fail to perform their obligations under such agreements.

The Bank may require collateral in the form of cash or other approved liquid securities from individual counterparties in order to mitigate its credit exposure. At September 30, 2007, there is no collateral held by the Bank.

Currency Rate Risk: In order to minimize exchange rate risks, the Bank matches, to the extent practicable, its borrowing obligations in any one currency (after swap activities) with assets in the same currency. To avoid currency mismatches, borrowers are required to service their loans in the currencies disbursed by the Bank. Because a large portion of the Bank's funding comes from equity resources, which are denominated in UA, the Bank's policy is to minimize the potential fluctuation of its net worth measured in UA by matching, to the extent possible, the currency composition of its net

assets with the proportions of the four currencies (US dollar, Euro, Japanese yen and British pound) whose values affect the value of the UA.

Liquidity Risk: The Bank's liquidity policy ensures that it has the resources to meet its net disbursement and debt service obligations and allows it flexibility in deciding the appropriate time to access the capital market. As a long-term development lender, the Bank holds sufficient liquid assets to enable it to continue normal operations even in the unlikely event that it is unable to obtain fresh resources from the capital markets for an extended period of time. To achieve this objective, the Bank operates on a prudential minimum level of liquidity, which is based on the projected net cash requirement for a rolling one-year period. The prudential minimum level of liquidity is updated quarterly and includes all potential debt service payments due to early redemption of swaps and borrowings with embedded options. To enable it take advantage of low-cost funding opportunities as they arise, the Bank's policy permits a judicious increase of liquid resources where there is an economic benefit. The Bank maintains interest rate limits for each internally managed or externally managed active currency portfolio.

The borrowing cost pass-through formulation incorporated in the lending rates charged on the Bank's loans has helped to limit the interest rate sensitivity of the net spread earnings on its loan portfolio. The Bank holds or lends the proceeds of its borrowings in the same currencies borrowed (after swap activities).

Interest Rate Risk: Interest rate risk is the risk that the value of a financial instrument will fluctuate due to changes in market interest rates. The extent of exposure to interest rate risk is largely determined by the length of time for which the rate of interest is fixed for a financial instrument. The Bank's principal interest rate risk management objective is to generate a stable overall net interest margin by matching the interest rate characteristic and repricing profile of the assets with those of the underlying borrowings and equity sources, respectively.

Equity Price Risk: The Bank's equity price risk results from exposures to changes in the fair value of individual equity participations. The Bank limits its exposure to equity price risk by limiting the size of its individual equity participations and regularly assessing and reviewing risk ratings on each equity participation.

NOTE Q– SUPPLEMENTARY DISCLOSURES

EXCHANGE RATES

The rates used for translating currencies into Units of Account at September 30, 2007 and 2006 were as follows:

		2007	2006
1 UA = SDR =	Algerian Dinar	105.087000	107.314000
	Angolan Kwanza	114.906000	119.631000
	Botswana Pula	9.400090	9.524990
	Brazilian Real	2.864390	3.216280
	Canadian Dollar	1.550890	1.646600
	Chinese Yuan	11.691700	11.676200
	CFA Franc	720.149000	764.957000
	Danish kroner	8.183910	8.696860
	Egyptian Pound	8.622380	8.509780
	Ethiopian Birr	13.304000	12.862800
	Euro	1.097860	1.166170
	Gambian Dalasi	35.596400	41.592000
	Ghanaian Cedi	1.424030	13,690.800000
	Guinean Franc	8,283.200000	7,480.670000
	Indian Rupee	61.861300	67.854100
	Japanese Yen	179.093000	173.917000
	Kenyan Shilling	103.371000	108.103000
	Korean Won	1,433.210000	1,395.470000
	Kuwaiti Dinar	0.435396	0.427829
	Libyan Dinar	1.932370	1.932370
	Mauritian Rupee	46.985000	48.149400
	Moroccan Dirham	12.599000	12.846200
	Nigerian Naira	194.647000	189.072000
	Norwegian Krone	8.473790	9.603380
	Pound Sterling	0.766331	0.789422
	Sao Tomé Dobra	19,668.400000	17,360.200000
	Saudi Arabian Riyal	5.837440	5.536390
	South African Rand	10.694200	11.464100
	Swedish Krona	10.110400	10.796000
	Swiss Franc	1.821280	1.850930
	Tunisian Dinar	1.960080	1.963510
	Ugandan Shilling	2,544.120000	2,753.880000
	US Dollar	1.556650	1.476370
	Zimbabwean Dollar	372.130000	372.130000

No representation is made that any currency held by the Bank can be or could have been converted into any other currency at the cross rates resulting from the rates indicated above.

